Statement by Mike Fraser, CEO We have delivered a stronger performance in H1 2025 compared to H1 2024, with the momentum from the second half of last year continuing into an improved H1 performance. Most importantly, our safety improvement actions have resulted in improved outcomes with no fatalities reported at any of our operations in H1 2025. We did, however, record two serious injuries, a reminder of the need for ongoing focus and effort. Group attributable production rose 24% to 1,136koz and remains on track to meet guidance for the year. Notably, throughput at Salares Norte has increased, supported by winterisation measures that enabled the processing plant to operate through the early winter period. The mine is on track to achieve commercial production levels during Q3 2025 and steady state throughput in Q4 2025 as planned. The improved operational performance, coupled with the higher gold price resulted in a strong financial performance in H1 2025, with the Group generating adjusted free cash flow of US$952m compared to an outflow of US$58m in H1 2024. In line with our dividend policy of paying a base dividend of between 30% – 45% of normalised earnings, we are declaring an interim dividend of 700 SA cents per share, which is 133% higher than the interim dividend paid last year, and represents a payout of 34% of normalised earnings. As Salares Norte approaches steady-state production, supported by sustained higher pricing, the Group is set to generate strong free cash flow. This will enable investment in value-accretive projects, payment of competitive dividends, further balance sheet optimisation, and additional shareholder returns. Delivering on our strategy We continue to deliver on our three-pillar strategy to: • Deliver safe, reliable and cost-effective operations • Have a positive social and environmental impact, and • Grow the quality and value of our portfolio We believe that consistent delivery of this strategy will drive increased profitability and free cash flow per share, improving our position relative to our peers and enhancing returns for our shareholders. Execution of our strategy requires having the right enablers in place to deliver both near-term targets and realise our longer-term aspirations. In this regard, we have made good progress in the internal transformation of our business, through investing in leadership to evolve our culture, embedding our new operating model, and aligning our systems and processes to drive simplification of the business and to enable sustained predictable performance. Delivering safe, reliable and cost-effective operations Safety and wellbeing The safety and wellbeing of our people remain our number one priority. In H1 2025, we continued to work with DSS+ (formerly DuPont) to roll out our multi-year Group-wide safety improvement programme. The focus of the programme is on empowering our leaders, improving safety and risk systems, and collaborating with our business partners to guarantee that everyone who works at Gold Fields goes home safe and well every day. The Visible Felt Leadership and Risk Containment Walks programmes are strengthening leadership presence in the field and contributing to a notable uplift in our Safety Engagement levels. Attributable production 1.136Moz All-in sustaining costs US$1,682/oz All-in costs US$1,957/oz Normalised earnings* US$998m Adjusted free cash flow from operations US$1,143m Adjusted free cash inflow** US$952m Interim dividend per share 700 SA cents * Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect ** Net cash from operations less South Deep BEE dividend, net capital expenditure, contributions to environmental trust funds and lease payments. JOHANNESBURG, 22 August 2025: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2025 (H1 2025) of US$1,027m (US$1.15 per share). This compared with profit of US$389m (US$0.43 per share) for the six months ended 30 June 2024 (H1 2024). A gross interim dividend of 700 SA cents per share is payable on 15 September 2025. Fostering respectful and inclusive workplaces is fundamental to our culture and is essential to delivering on our safety guarantee. We have continued to make good progress in implementing the recommendations made in the Respectful Workplace Review conducted in 2023 by Elizabeth Broderick & Co. By the end of H1 2025, we had implemented over 90% of the recommendations of that Review. More importantly, these changes are driving a positive shift in the lived experience of our people. I am encouraged that the work we are doing is starting to show in changing mindsets, fostering a collective responsibility to deliver on our safety commitment. Unaudited interim results for the six months ended 30 June 2025 Gold Fields Limited Reg. No. 1968/004880/06 Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 l i l i i . . I i li i , , I : I I I :

Reliable and cost-effective operations Our operational delivery was more predictable in H1 2025, meeting our operational plan for the period and tracking guidance for the year. Group attributable gold-equivalent production for H1 2025 was 24% higher year-on-year (YoY) at 1 136koz (H1 2024: 918koz), with the comparative period in 2024 impacted by weather-related events and operational challenges at South Deep, Salares Norte, Cerro Corona and Gruyere. Production is expected to increase during H2 2025 (in line with FY 2025 guidance). Unit costs remained elevated during H1 2025 driven by general industry inflation, increased royalties due to higher gold prices realised and higher capital expenditure. In addition, approximately 45koz of the gold produced during H1 2025 was only sold and shipped after the end of the period, further impacting unit costs by c.US$45/oz. These gold sales will benefit All-in Costs (AIC) and All-in Sustaining costs (AISC) during H2 2025. AIC decreased by 5% YoY to US$1 957/oz (H1 2024: US$2,060/oz) and AISC decreased by 4% YoY to US$1 682/oz (H1 2024: US$1,745/oz), underpinned by the increased volumes. Both AIC and AISC are expected to improve further during H2 2025 and we are tracking well to meet our cost guidance for the year. Through our asset optimisation programme, we have identified a number of opportunities at key assets to drive improvement and assist in mitigating inflationary impacts going forward. South Deep has had a stronger start to 2025 with production up 31% YoY to 153koz in H1 2025 (H1 2024; 117koz), with the team having addressed the backfill and ground condition challenges in 2024. As a highly mechanised, long-life orebody, South Deep remains a cornerstone asset, with the team focused on improving stope turnaround and driving incremental gains. Salares Norte continued to make good progress with the ramp-up during H1 2025. After producing 45koz eq in Q4 2024, the mine increased production by 13% quarter-on-quarter (QoQ) to 50koz eq in Q1 2025 and a further 46% increase QoQ to 73koz eq in Q2 2025. The additional heat tracing and additional plant encapsulation ensured that the plant was better equipped for the cold weather events this winter. In addition, the team undertook numerous simulation exercises to ensure that they were prepared to follow safe operating protocols in severe weather events. Encouragingly, the plant continued to operate uninterrupted through the winter months, despite similar weather events to those experienced in 2024. Salares Norte is tracking well to meet 2025 guidance which remains unchanged at 325koz eq – 375koz eq, with AISC of US$975/oz eq – US$1,125/oz eq. Salares Norte is making good progress towards achieving commercial levels of production in Q3 2025, with steady-state levels of production expected in Q4 2025 There was a notable step up in production at St Ives in Q2 2025 driven by increased volumes and grade which drove a 33% YoY increase in the mine’s production during H1 2025. Although Gruyere had some challenges in the plant during H1 2025, production increased 14% YoY during H1 2025. Financial performance and capital allocation Gold Fields continued to meet its capital allocation priorities during H1 2025. The Group spent US$503m (US$430/oz) in sustaining capital to maintain the integrity of our asset base and declared an interim dividend of R7, which at 34% of normalised earnings, is in line with our dividend policy of 30%–45% of normalised earnings. We also maintained a healthy debt position. Normalised earnings for the six months ended June 2025 increased by 181% YoY to US$998m, or US$1.12 per share (H1 2024: US$355m, or US$0.40 per share), mainly driven by higher gold sales and higher gold prices received during the period. During H1 2025, the Group generated adjusted free cash flow of US$952m (after considering all costs and project capex), compared to an outflow of US$58m in H1 2024. The mines generated adjusted free cash flow from operations of US$1 143m in H1 2025 compared to US$321m in H1 2024. Our balance sheet remains robust with a net debt to adjusted EBITDA ratio of 0.37x at the end of June 2025. Net debt decreased by US$599m compared to December 2024 following the US$346m 2024 final dividend payment. Excluding lease liabilities, the core net debt was US$1,055m at the end of H1 2025. In May 2025, Gold Fields issued US$750m seven-year notes with a 5.854% coupon, which were used to repay amounts outstanding under the US$750m bridge facilities used to fund the acquisition of Osisko Mining. At the end of June 2025, the Group’s capital structure consisted of a US$1.2bn sustainability linked revolving credit facility (US$319m of which was undrawn), a US$500m bond which matures in 2029, the US$750m notes which mature in 2032, a number of smaller in-country facilities and US$1 067m in cash. Delivering positive social and environmental impact Gold Fields continued to make good progress against its 2030 ESG targets during H1 2025. In addition, we have carried out a mid-point review to gauge progress and determine if any adjustments need to be made to the targets or plans. The outcomes of this review will be shared by year-end. Water stewardship The Group has two water-related targets for 2030, focusing on proactive water management and efficiency and enhanced engagement with catchment stakeholders. Performance remains on track to meet these targets: • H1 2025 water recycled/reused was 67% (H1 2024: 73%). Targets: FY2025: 73%; 2030: 80% • H1 2025 freshwater withdrawal was 6.99 GL (H1 2024: 6.10 GL). Targets: FY2025: 12.06 GL; 2030: 8.00 GL Water use is subject to seasonal variation and is usually higher in the first half of the year. H1 2025 freshwater withdrawal was higher than H1 2024 due to high rainfall at Cerro Corona in Peru. Salares Norte also commenced reporting non-financial data during Q1 2025 resulting in additional volumes being reported. Performance remains on track to meet our 2025 water-related targets. Decarbonisation Renewables accounted for 17% of electricity consumption at Group level during H1 2025 (H1 2024: 17.3%), with renewables providing 46% of electricity consumed by our Agnew mine in Australia and 14% of South Deep’s electricity consumption. All seven wind turbine foundations for the St Ives Renewables Project were completed during H1 2025, with the turbines scheduled to arrive during the second half of 2025. More than 50% of the solar support structures are in place with the first array out of eight now installed. Tailings management Gold Fields is committed to achieving conformance with the Global Industry Standard on Tailings Management (GISTM) by August 2025, in line with our International Council on Mining and Metals (ICMM) commitment for all tailings storage facilities (TSFs). The conformance status of our high-priority TSFs (those with Extreme and Very High consequence classifications) was disclosed in August 2023. Over the past five years, Gold Fields has undertaken a comprehensive, multi-year programme to implement the requirements of the GISTM across its global operations. This has included: • Establishing a Group Tailings Management Framework aligned to the Standard • Integrating governance, monitoring, risk assessment, and emergency preparedness systems • Conducting internal self-assessments and independent third-party reviews, and • Building cross-functional capability across regions and disciplines Stakeholder value creation Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s total value distribution was US$2.88bn for H1 2025 compared to US$2.01bn for H1 2024. Our procurement from in-country suppliers was US$1.69bn for H1 2025 (97% of total procurement) compared to US$1,28bn for H1 2024 (97% of total procurement). ESG commitments are central to our social licence to operate, and we continued to progress building strong partnerships with key communities, including the Cree First Nation at Windfall, through our agreement negotiations and other activities. Improving the quality and value of the portfolio Gruyere acquisition In May 2025, Gold Fields entered into a binding Scheme Implementation Deed to acquire 100% of the issued and outstanding share capital of Gold Road Resources, consolidating 100% ownership in Gruyere. Under the terms of the transaction, Gold Road shareholders will receive a fixed cash portion of A$2.52 for each Gold Road share and a variable 2 Gold Fields H1 Results 2025 cash portion equal to the full value of each shareholder’s proportion of Gold Road’s shareholding in Northern Star Resources on ASX just prior to completion of the Scheme. At the time of announcement in May 2025, the total transaction value was approximately A$3.7 billion. Gold Fields will fund the acquisition through a new syndicated bridge facility entered into in July 2025. The acquisition of Gold Road is consistent with our strategy to improve the value of our portfolio through investment in high-quality, long-life assets. The transaction is a low-risk opportunity to enhance Gold Fields’ portfolio through consolidating an asset in which Gold Fields is already the operator. As Gruyere is an operating asset, Gold Fields’ cash-flow profile is anticipated to be immediately enhanced by the acquisition, which will support our ability to increase shareholder returns going forward. Full ownership of Gruyere also enables Gold Fields to streamline decision-making and increases our flexibility when planning the long-term profile of the asset. In addition, Gold Road’s exploration properties, particularly in the under- explored Yamarna Greenstone Belt, present a highly attractive opportunity to develop satellite deposits to leverage Gruyere’s mining and processing infrastructure. The proximity of the Yamarna exploration portfolio provides an opportunity to increase production, reduce costs, and extend mine life in a geology that is well understood by Gold Fields. Gold Road published the scheme booklet to its shareholders on 14  August 2025, which includes the independent expert’s opinion that the consideration offered by Gold Fields is fair and reasonable and the Scheme is in the best interests of Gold Road shareholders. The Scheme Meeting is scheduled to be held on 22 September 2025 and if approved by Gold Road shareholders, the Scheme is expected to be implemented in mid-October 2025. Windfall update The Windfall team has made progress with the environmental permitting process, submitting a second series of responses to the Commodity Exchange (COMEX) and an update of key studies at the end of July 2025. We also continued to progress the engineering work required ahead of a final investment decision expected in Q1 2026. During Q2 2025, Windfall onboarded Hatch Ltd to support the advancement of the engineering, project planning and execution readiness of the project. Good progress has been made in staffing the project team during the quarter. Construction of the processing plant is expected to take approximately two  years, with expected first production in 2028. At steady state, Windfall is expected to add 300koz per annum to Gold Fields’ production profile at an AISC that is materially lower than the Group average, improving our position on the industry cost curve. Engagements for the execution of an Impact Benefit Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government have increased in frequency with a full schedule committed to by the respective team members. Exploration Greenfields exploration remains core to Gold Fields’ growth strategy to maintain a pipeline of high-quality, early-stage opportunities that will support production and growth in the longer time horizon. Our strategy is to target early-stage exposure to high-margin, low-capex gold systems via joint ventures, equity positions, or 100%-owned assets. Opportunity identification gained strong momentum across three regional hubs in Australia. At Edinburgh Park in Queensland, we finalised environmental, heritage and access approvals during H1 2025, with drilling commencing in July. In New South Wales, we advanced four targets to drill-ready status at East Lachlan, with drilling planned for Q4  2025. In the West Tanami, geochemical sampling and airborne electromagnetic surveys are underway, having successfully completed heritage surveys. Integration of the Gold Road portfolio after closure of the transaction will prioritise greenfields assets in Western Australia and Queensland for drilling in 2026. We also maintained our 17.7% equity position in Hamelin Gold to support the acceleration of gold exploration activities in the West Tanami and Yilgarn regions. Canada remains a key focus area in our greenfields portfolio, with multiple programmes progressing in parallel. A drilling campaign targeting a mix of early- and mid-stage prospects across the Windfall district commenced in July. The Phoenix JV with Bonterra Resources continues to make good progress, with over 65,000m drilled by the end of H1 2025 and a 15,000m follow-up programme scheduled to conclude in Q3 2025. Our equity partnerships have also made good progress. Onyx Gold, in which we increased our equity stake to 9.4%, delivered high-grade discovery results at Munro-Croesus in Ontario, while Vior Inc.’s 100,000m programme at Belleterre in Québec is well underway. In Chile, we evaluated potential Salares Norte analogues with drilling completed at Azufreras and assays now pending. At Santa Cecilia, drilling through our earn-in JV with Torq Resources confirmed a mineralised porphyry system at the Los Gemelos target. Geological modelling is underway, with next-phase planning in progress for the upcoming 2025/26 drilling season. We maintained our approximate 17% equity stake in Tesoro Gold’s April equity raise to advance regional exploration in the El Zorro belt. In Peru at our 100% owned tenements, the Leonidas project in the Yanacocha district progressed through early-stage reviews, and we initiated social permitting across several targets in the Moquegua region. Our brownfields exploration strategy focuses on portfolio growth over a shorter time horizon through near-mine discovery. This exploration approach leverages off existing infrastructure to target mine life extension at our existing operations and deliver faster time to production, lower capital intensity, and reduced permitting and execution risk. Australia remains a key brownfields hub with active programmes at all our assets. At Gruyere, drilling is focused on defining underground potential. At Granny Smith, priority drilling continues at Wallaby Zone 150 to secure Reserve conversion. St Ives continues to deliver through the Invincible Underground complex and the emerging Santa Ana open pit complex, while Agnew is progressing a balanced pipeline of conceptual and advanced-stage targets. Elsewhere, significant brownfield programmes are underway at Salares Norte, Windfall, and Cerro Corona, targeting Reserve replacement and life extension. Ghana update The 12-month lease granted by the Government of Ghana in April 2025 at the Damang asset, was ratified by Parliament in July. Gold Fields continues to work with the Government to ensure the successful transition of the asset in 2026. Gold production was in line with expectations as we continued to process stockpiles and mine the satellite pits at Damang and work progressed on a feasibility study to extend the life-of-mine, as part of the April agreement. As announced in May 2025, Gold Fields and AngloGold Ashanti agreed to pause discussions related to the Tarkwa/Iduapriem joint venture to allow focus on our respective operations on a standalone basis. We are now focused on optimising and extending the life of Tarkwa on a stand-alone basis. Board appointments In June, Gold Fields announced the appointment of John MacKenzie and Michael Rawlinson as non-executive directors to the Board with effect from 1 August 2025, post-period end. Mr. MacKenzie and Mr. Rawlinson both bring extensive global experience in executive and non-executive roles and their appointments form part of the normal Board rotation cycle. After many years of dedicated leadership, Steven Reid and Peter Bacchus retired from the Board in May 2025. Their tenure was marked by strategic insight, steadfast commitment and meaningful contributions that have helped shape the Group’s direction. We extend our sincere appreciation for their service and wish them every success in their future endeavours. Guidance remains unchanged Our primary focus for 2025 remains ensuring safe, reliable and cost-effective delivery against our production plans and guidance for the year. Gold Fields remains on track to meet the original production and cost guidance provided in February 2025. Attributable gold-equivalent production is expected to be between 2.250Moz – 2.450Moz. AISC is expected to be between US$1,500/oz – US$1,650/oz, and AIC is expected to be between US$1,780/oz – US$1,930/oz. Group capex also remains unchanged, with total capex for the year expected to be US$1,490m – US$1,550m. Sustaining capital is expected to be US$940m – US$970m. Mike Fraser Chief Executive Officer 22 August 2025 Gold Fields H1 Results 2025 3

Key statistics

		United States Dollar				
		Quarter			Six months ended	
Figures in millions unless otherwise stated		**June 2025**	March 2025	June 2024	**June 2025**	June 2024
Gold produced - attributable	oz (000)	**585**	551	454	**1,136**	918
Gold produced - managed	oz (000)	**602**	569	471	**1,171**	954
Gold sold - managed	oz (000)	**559**	567	492	**1,126**	961
Tonnes milled/treated	000	**10,734**	10,159	9,854	**20,893**	19,757
Revenue	US$/oz	**3,281**	2,900	2,337	**3,089**	2,211
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	**60**	57	53	**59**	52
AISC[#]	US$/oz	**1,739**	1,625	1,751	**1,682**	1,745
Total AIC[#]	US$/oz	**2,054**	1,861	2,008	**1,957**	2,060
Net debt	US$m	**1,487**	1,981	1,153	**1,487**	1,153
Net debt (excluding lease liabilities)	US$m	**1,055**	1,549	720	**1,055**	720
Net debt to adjusted EBITDA ratio		**0.37**	0.59	0.53	**0.37**	0.53
Adjusted free cash flow	US$m				**951.7**	(57.8)
Profit attributable to owners of the parent	US$m				**1,026.7**	389.0
Profit per share attributable to owners of the parent	US c.p.s.				**115**	43
Headline earnings attributable to owners of the parent	US$m				**1,027.3**	320.7
Headline earnings per share attributable to owners of the parent	US c.p.s.				**115**	36
Normalised profit attributable to owners of the parent	US$m				**998.2**	355.2
Normalised profit per share attributable to owners of the parent	US c.p.s.				**112**	40

[#] Refer to pages 37 - 38.
At 30 June 2025, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%) and Gruyere JV (50%).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 3% of Group production.
AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices.
Figures may not add as they are rounded independently.

4 Gold Fields H1 Results 2025

All-in cost reconciliation

		United States Dollar				
		Quarter			Six months ended	
Figures in millions unless otherwise stated		**June 2025**	March 2025	June 2024	**June 2025**	June 2024
Total AIC for mining operations	US$/oz	**1,936**	1,752	**1,937**	**1,844**	1,993
Windfall	US$/oz	**91**	81	**54**	**86**	50
Corporate and other	US$/oz	**27**	28	**17**	**27**	17
Total AIC	US$/oz	**2,054**	1,861	**2,008**	**1,957**	2,060

Currencies and metal prices

	United States Dollar				
	Quarter			Six months ended	
Figures in millions unless otherwise stated	**June 2025**	March 2025	June 2024	**June 2025**	June 2024
US$1 - ZAR	**18.29**	18.49	18.56	**18.39**	18.72
A$ - US$	**0.64**	0.63	0.66	**0.63**	0.66
US$ - C$	**0.72**	0.70		**0.71**	
Gold price (US$/oz)	**3,281**	2,900	2,337	**3,089**	2,211
Copper price (US$/tonne)	**9,519**	9,346	9,751	**9,432**	9,097
Silver price (US$/oz)	**34**	31	30	**33**	30

Stock data for the six months ended June 2025

Number of shares in issue	
– at 30 June 2025	895,024,247
– average for six months	895,024,247
Free float	100 per cent
ADR ratio	1:1
Bloomberg/Reuters	GFISJ/GFLJ.J

NYSE – (GFI)	
Range – Six months	US$13.84 – US$25.71
Average Volume – Year	3,563,455 shares/day
JSE Limited – (GFI)	
Range – Year	ZAR259.89 - ZAR474.77
Average volume – Year	2,631,072 shares/day

Pro forma financial information

The interim results contain certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the unaudited consolidated interim financial statements of Gold Fields for the six months ended 30 June 2025, these measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total AIC. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has not been reviewed or reported on by the Group's auditors, being PricewaterhouseCoopers Inc.

Gold Fields H1 Results 2025 5

H1 2025 operating performance Income statement Revenue Revenue increased by 64% from US$2,124m for the six months ended 30 June 2024 to US$3,478m for the six months ended 30 June 2025 due to the 17% higher gold-equivalent ounces sold and the 40% higher gold price received. Gold-equivalent ounces sold increased by 17% from 0.961Moz to 1.126Moz. Refer Review of Operations for breakdown per asset. The average US Dollar gold price achieved by the Group increased by 40% from US$2,211/eq oz for the six months ended 30 June 2024 to US$3,089/eq oz for the six months ended 30 June 2025. The average Australian/US Dollar exchange rate weakened by 5% from A$1.00 = US$0.66 for the six months ended 30 June 2024 to A$1.00 = US$0.63 for the six months ended 30 June 2025. The average Canadian/US Dollar exchange rate weakened by 4% from C$1.00 = US$0.74 for the six months ended 30 June 2024 to C$1.00 = US$0.71 for the six months ended 30 June 2025. The average US Dollar/Rand exchange rate strengthened by 2% from R18.72 for the six months ended 30 June 2024 to R18.39 for the six months ended 30 June 2025. Cost of sales before amortisation and depreciation Cost of sales before amortisation and depreciation increased by 11% from US$1,076m for the six months ended 30 June 2024 to US$1,199m for the six months ended 30 June 2025 mainly due to the increase in production at most operations combined with inflationary pressures on commodity inputs and employee and contractor costs. Amortisation and depreciation Amortisation and depreciation for the Group increased by 40% from US$269m for the six months ended 30 June 2024 to US$377m for the six months ended 30 June 2025 mainly due to an increase in production at St Ives and Gruyere. Investment income Investment income increased by 54% from US$13m for the six months ended 30 June 2024 to US$20m for the six months ended 30 June 2025. Finance expense Finance expense for the Group increased by 110% from US$21m for the six months ended 30 June 2024 to US$44m for the six months ended 30 June 2025 due to higher borrowings during the six months ended 30 June 2025. Interest expense on borrowings of US$70m, interest on lease liability of US$12m and rehabilitation interest of US$14m, partially offset by interest capitalised of US$53m for the six months ended 30 June 2025 compared with interest expense on borrowings of US$45m, interest on lease liability of US$12m and rehabilitation interest of US$12m, partially offset by interest capitalised of US$48m for the six months ended 30 June 2024. Share of results of equity-accounted investees after taxation The share of results of equity-accounted investees’ losses after taxation decreased by 97% from US$34m for the six months ended 30 June 2024 to US$1m for the six months ended 30 June 2025. The loss of US$1m for the six months ended 30 June 2025 relates to equity- accounted losses from Lunnon. The loss of US$34m for the six months ended 30 June 2024 comprises share of equity-accounted losses from Windfall of US$30m, Lunnon of US$3m and FSE of US$1m. Windfall is no longer an equity-accounted investee following the acquisition of the second 50% in 2024 and FSE was disposed of in 2024. Gain/(loss) on foreign exchange The loss of US$14m for six months ended 30 June 2024 compared to a gain of US$36m for six months ended 30 June 2025 and related to the conversion of offshore cash holdings and borrowings into their functional currencies. Share-based payments Share-based payments for the Group increased by 125% from US$4m for the six months ended 30 June 2024 to US$9m for the six months ended 30 June 2025 mainly due to higher forecast vesting percentages of share-based payments as well as a higher number of awards granted in 2025 as a result of a change in the employee share scheme with shares granted to a broader group of employees and not only executives and certain officers. Long-term incentive plan The long-term incentive plan expense increased from US$1m for the six months ended 30 June 2024 to US$15m for the six months ended 30 June 2025 due to the current marked-to-market valuation of the plan reflecting improved forecast performance. Other costs, net Other costs for the Group decreased by 6% from US$18m for the six months ended 30  June 2024 to US$17m for the six months ended 30 June 2025. Exploration expense Exploration expense increased by 319% from US$32m for the six months ended 30 June 2024 to US$134m for the six months ended 30 June 2025. The increase is due to higher spend at the Windfall project in Canada and in Australia. All spend in Canada for the six months ended 30 June 2024 was reflected under equity- accounted investee. Non-recurring items Non-recurring income of US$40m for the six months ended 30 June 2024 compared to expense of US$5m for the six months ended 30 June 2025. Royalties Government royalties for the Group increased by 62% from US$60m for the six months ended 30 June 2024 to US$97m for the six months ended 30 June 2025 in line with the higher revenue. Mining and income taxation The taxation charge for the Group increased by 134% from US$247m for the six months ended 30 June 2024 to US$579m for the six months ended 30 June 2025 in line with the higher profit before taxation. Profit for the period Profit for the period increased by 163% from US$402m for the six months ended 30 June 2024 to US$1,056m for the six months ended 30 June 2025. Net profit attributable to owners of the parent for the Group increased by 164% from US$389m or US$0.43 per share for the six months ended 30 June 2024 to US$1,027m or US$1.15 per share for the six months ended 30 June 2025. Headline earnings attributable to owners of the parent for the Group increased by 220% from US$321m or US$0.36 per share for the six months ended 30 June 2024 to US$1,027m or US$1.15 per share for the six months ended 30 June 2025. Normalised profit for the Group increased by 181% from US$355m or US$0.40 per share for the six months ended 30 June 2024 to US$998m or US$1.12 per share for the six months ended 30 June 2025. 6 Gold Fields H1 Results 2025

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

US$'m	June 2025	June 2024
Profit for the period attributable to owners of the parent	**1,026.7**	389.0
Non-recurring items	**4.5**	(39.8)
Tax effect of non-recurring items	**(2.8)**	(3.5)
Non-controlling interest effect of non-recurring items	**(0.1)**	—
Gain/(loss) on foreign exchange	**(35.6)**	13.9
Tax effect on foreign exchange	**4.6**	(3.1)
Non-controlling interest effect on foreign exchange*	**0.9**	(0.5)
South Deep deferred tax rate change	**—**	(0.8)
Normalised profit attributable to owners of the parent	**998.2**	355.2

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy.

* *Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest*

Statement of cash flow

Cash flow from operating activities

Cash inflow from operating activities increased by 204% from US$430m for the six months ended 30 June 2024 to US$1,306m for the six months ended 30 June 2025. The increase was mainly due to a higher profit before royalties and taxation partially offset by higher taxation and royalties paid.

Dividends paid increased by 78% from US$215m for the six months ended 30 June 2024 to US$382m for the six months ended 30 June 2025. The dividend paid of US$382m for the six months ended 30 June 2025 comprised dividends paid to owners of the parent of US$346m related to the 2024 final dividend, dividends paid to non-controlling interest holders of US$35m and South Deep BEE dividend of US$1m. The dividend paid of US$215m for the six months ended 30 June 2024 comprised dividends paid to owners of the parent of US$199m related to the 2023 final dividend, dividends paid to non-controlling interest holders of US$15m and the South Deep BEE dividend of US$1m

Cash flow from investing activities

Cash outflow from investing activities increased by 28% from US$513m for the six months ended 30 June 2024 to US$656m for the six months ended 30 June 2025.

Capital expenditure

Capital expenditure increased by 11% from US$601m for the six months ended 30 June 2024 to US$665m for the six months ended 30 June 2025. The capital expenditure of US$665m for the six months ended 30 June 2025 comprised of sustaining capital expenditure of US$503m and non-sustaining capital expenditure of US$162m. The capital expenditure of US$601m for the six months ended 30 June 2024 comprised of sustaining capital expenditure of US$388m and non-sustaining capital expenditure of US$213m. The increase in sustaining capital is mainly due to higher spend at Salares Norte on preparing the processing plant to cope with winter conditions and Granny Smith on underground development and ventilation projects. The decrease in non-sustaining capital is due to a lower spend at Salares Norte with the completion of project construction activities.

Purchase of investments

Purchase of investments increased by 60% from US$20m for the six months ended 30 June 2024 to US$32m for the six months ended 30 June 2025. The purchase of US$32m for the six months ended 30 June 2025 comprised purchases of bonds for the insurance captive of US$26m as well as purchases of Vior Inc. shares of US$4m. The purchase of US$20m for the six months ended 30 June 2024 comprised purchases of bonds for the insurance captive of US$18m, as well as purchases of Torq Resources shares of US$1m and Tesoro Gold shares of US$1m.

Proceeds on disposal of investments

Proceeds on disposal of investments decreased by 67% from US$150m in the six months ended 30 June 2024 to US$49m in the six months ended 30 June 2025. The proceeds of US$49m received in 2025 comprised proceeds from the disposal of O3 Mining of US$21m and insurance captive bonds of US$28m. The proceeds of US$150m received in 2024 comprised proceeds from the disposal of Rusoro of US$62m, equity holding in Asanko of US$65m and insurance captive bonds of US$23m.

Cash flow from financing activities

Net cash outflow from financing activities increased from US$35 for the six months ended 30 June 2024 to US$491m for the six months ended 30 June 2025. The cash outflow of US$491m for the six months ended 30 June 2025 related to repayments on offshore loans of US$1,284m, purchase of treasury shares of US$10m and payment of lease liabilities of US$51m partially offset by draw-downs on offshore loans of US$853m. The cash outflow for the six months ended 30 June 2024 related to repayments of US$727m on offshore loans and payment of lease liabilities of US$46m partially offset by draw-downs of US$738m on offshore loans.

Net cash utilised

Net cash inflow for the Group of US$159m for the six months ended 30 June 2025, compared with an outflow of US$118m for the six months ended 30 June 2024. After accounting for a positive translation adjustment of US$48m on non-US Dollar cash balances, the cash inflow for the six months ended 30 June 2025 was US$207m. The cash balance at 30 June 2025 of US$1,067m compared with US$528m at 30 June 2024.

Adjusted free cash flow

Adjusted free cash inflow of US$952m for the six months ended 30 June 2025 compared to an outflow of US$58m for the six months ended 30 June 2024 due to higher cash flows from operating activities partially offset by higher capital expenditure.

The US$952m adjusted free cash outflow for the six months ended 30 June 2025 comprised: US$1,143m free cash generated by the nine mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$117m spend at Windfall, US$36m of net non-mine interest paid, US$26m on non-mine based costs mainly due to working capital movements and voluntary contributions to cash for environmental purposes in Australia of US$12m.

The US$58m adjusted free cash outflow for the six months ended 30 June 2024 comprised: US$321m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$256m spend at Salares Norte (comprising US$230m in capex, US$10m in exploration and a US$16m investment in working capital and other) less US$36m of net non-mine interest paid, US$32m on non-mine based costs mainly due to working capital movements, capital contributions to Windfall joint venture of US$42m and voluntary contributions to cash for environmental purposes in Australia of US$13m.

Gold Fields H1 Results 2025 7

Adjusted free cash flow is calculated as follows:

	Six months ended	
US$'m	**June 2025**	June 2024
Net cash from operations	**1,688**	645.2
South Deep BEE dividends	**(0.7)**	(0.7)
Capital expenditure – additions	**(664.7)**	(600.8)
Capital expenditure – working capital	**(4.1)**	2.8
Capital expenditure – Windfall capital contribution	**—**	(42.4)
Proceeds on disposal of property, plant and equipment	**1.5**	1.9
Contributions to environmental trust funds	**(5.4)**	(4.9)
Contributions to secured cash deposit for future rehabilitation purposes in Australia and Peru	**(11.9)**	(12.6)
Payment of lease liability	**(51.0)**	(46.3)
Adjusted free cash inflow/(outflow)	**951.7**	(57.8)

Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.

Statement of financial position

Net debt increased by 29% from US$1,153m at 30 June 2024 to US$1,487m at 30 June 2025.

Net debt excluding lease liabilities increased by 47% from US$720m at 30 June 2024 to US$1,055m at 30 June 2025.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.37 at 30 June 2025 compared with 0.53 at 30 June 2024. The net debt/adjusted EBITDA ratio of 0.37 at 30 June 2025 is based on net debt of US$1,487m and adjusted EBITDA of US$3,977m.

The net debt/adjusted EBITDA ratio of 0.53 at 30 June 2024 is based on net debt of US$1,153m and adjusted EBITDA of US$2,158m.

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2025 and 30 June 2024 and is determined as follows in US$ million:

US$'m	**June 2025**	June 2024
Revenue	**6,555**	4358
Cost of sales before amortisation and depreciation	**(2,340)**	(2,088)
Exploration and project costs	**(200)**	(71)
Other costs*	**(38)**	(41)
	3,977	2,158

**Other costs include other non-mine-based costs.*

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

All-in sustaining and total all-in cost

Year-on-year

The Group AISC decreased by 4% from US$1,745/oz for the six months ended 30 June 2024 to US$1,682/oz for the six months ended 30 June 2025 mainly due to higher gold sold, partially offset by higher cost of sales before amortisations and depreciation and higher sustaining capital expenditure. The higher sustaining capital expenditure was mainly at Salares Norte, Gruyere and Granny Smith.

Total AIC decreased by 5% from US$2,060/oz for the six months ended 30 June 2024 to US$1,957oz for the six months ended 30 June 2025 mainly due to higher gold sold and lower non-sustaining capital expenditure partially offset by higher cost of sales before amortisations and depreciation and higher sustaining capital expenditure.

8 Gold Fields H1 Results 2025

Review of operations

Six months ended June 2025 compared with six months ended June 2024

Figures may not add as they are rounded independently.

Gruyere

		June 2025	June 2024	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**4,734**	2,075	128 %
Waste (Capital)	000 tonnes	**24,047**	16,530	45 %
Waste (Operational)	000 tonnes	**5,700**	293	1845 %
Total waste mined	000 tonnes	**29,747**	16,824	77 %
Total tonnes mined	000 tonnes	**34,481**	18,899	82 %
Grade mined	g/t	**1.05**	1.32	(20)%
Gold mined	000'oz	**160.1**	88.2	82 %
Strip ratio	waste/ ore	**6.3**	8.1	(22)%
Tonnes milled	000 tonnes	**4,497**	4,020	12 %
Yield	g/t	**1.00**	0.98	2 %
Gold produced	000'oz	**144.2**	126.9	14 %
Gold sold	000'oz	**143.8**	127.1	13 %
AIC, capital and cash flow in table on a 50% basis				
AISC	A$/oz	**2,961**	2,665	11 %
	US$/oz	**1,878**	1,755	7 %
AIC	A$/oz	**2,961**	2,676	11 %
	US$/oz	**1,878**	1,762	7 %
Sustaining capital expenditure – 50% basis	A$m	**88.0**	54.9	60 %
	US$m	**55.8**	36.2	54 %
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure – 50% basis	A$m	**88.0**	54.9	60 %
	US$m	**55.8**	36.2	54 %
Adjusted pre-tax free cash flow – 50% basis	A$m	**135.1**	54.8	147 %
	US$m	**85.7**	36.1	137 %

Gold production increased by 14% to 144,200oz for H1 2025 from 126,900oz for H1 2024. As previously reported Gruyere was affected by a significant rainfall event in H1 2024, which negatively impacted the mine's operational performance and results during that period.

AIC increased by 11% to A$2,961/oz (US$1,878/oz) in H1 2025 from A$2,676/oz (US$1,762/oz) in H1 2024, driven by higher production costs associated with increased ore production and higher mining contractor costs, combined with higher capital expenditure. The effect of the increased production cost and capital expenditure was partially offset by increased gold sales.

Total capital expenditure (on a 50% basis) increased by 60% to A$88m (US$56m) in H1 2025 from A$55m (US$36m) in H1 2024. During H1 2025 A$61m (US$39m) was spent on pre-stripping of stages 5 and 6 of the Gruyere pit.

Adjusted pre-tax free cash flow for Gruyere increased by 147% to A$135m (US$86m) in H1 2025 from A$55m (US$36m) in H1 2024, mainly due to increased gold sales and the higher gold price realised.

9 **Gold Fields H1 Results 2025**

Review of operations continued

Granny Smith

		June 2025	June 2024	% Variance
Ore mined	000 tonnes	**708**	767	(8)%
Waste mined	000 tonnes	**264**	246	7 %
Total tonnes mined	000 tonnes	**972**	1,014	(4)%
Grade mined	g/t	**6.15**	5.54	11 %
Gold mined	000'oz	**139.8**	136.7	2 %
Tonnes milled	000 tonnes	**705**	749	(6)%
Yield	g/t	**5.90**	5.23	13 %
Gold produced	000'oz	**133.8**	125.9	6 %
Gold sold	000'oz	**128.7**	125.9	2 %
AISC	A$/oz	**2,374**	1,907	24 %
	US$/oz	**1,506**	1,256	20 %
AIC	A$/oz	**2,423**	2,124	14 %
	US$/oz	**1,537**	1,399	10 %
Sustaining capital expenditure	A$m	**86.4**	38.3	126 %
	US$m	**54.8**	25.2	117 %
Non-sustaining capital expenditure	A$m	**3.5**	25.4	(86)%
	US$m	**2.2**	16.8	(87)%
Total capital expenditure	A$m	**89.9**	63.7	41 %
	US$m	**57.0**	42.0	36 %
Adjusted pre-tax free cash flow	A$m	**388.2**	199.6	94 %
	US$m	**246.2**	131.5	87 %

Gold production increased by 6% to 133,800oz in H1 2025 from 125,900oz in H1 2024 due to an increase in grade of ore mined and processed.

AIC increased by 14% to A$2,423/oz (US$1,537/oz) in H1 2025 from A$2,124/oz (US$1,399/oz) in H1 2024 due to increased capital expenditure and inflationary pressures on commodity inputs and employee costs, which resulted in higher production cost. These capital and cost increases were partially offset by higher gold sales.

Total capital expenditure increased by 41% to A$90m (US$57m) in H1 2025 from A$64m (US$42m) in H1 2024, mainly relating to development and infrastructure expenditure on developing Zone 135 of the Wallaby underground mine.

Adjusted pre-tax free cash flow for Granny Smith increased by 94% to A$388m (US$246m) in H1 2025 from A$200m (US$132m) in H1 2024, mainly due to the higher gold price realised.

10 **Gold Fields H1 Results 2025**

Review of operations continued

St Ives

		June 2025	June 2024	% Variance
Underground				
Ore mined	000 tonnes	**1,141**	830	37 %
Waste mined	000 tonnes	**500**	378	32 %
Total tonnes mined	000 tonnes	**1,641**	1,209	36 %
Grade mined	g/t	**3.60**	4.21	(14)%
Gold mined	000'oz	**132.0**	112.3	18 %
Surface				
Ore mined	000 tonnes	**1,114**	—	100 %
Waste (Capital)	000 tonnes	**2,524**	5,086	(50)%
Waste (Operational)	000 tonnes	**1,843**	—	100 %
Total waste mined	000 tonnes	**4,367**	5,086	(14)%
Total tonnes mined	000 tonnes	**5,481**	5,086	8 %
Grade mined	g/t	**2.00**	—	100 %
Gold mined	000'oz	**71.5**	—	100 %
Strip ratio	waste/ ore	**3.9**	—	100 %
Total (underground and surface)				
Total ore mined	000 tonnes	**2,255**	830	172 %
Total grade mined	g/t	**2.81**	4.21	(33)%
Total tonnes mined	000 tonnes	**7,122**	6,295	13 %
Total gold mined	000'oz	**203.5**	112.3	81 %
Tonnes milled	000 tonnes	**2,294**	2,050	12 %
Yield – underground	g/t	**3.28**	3.52	(7)%
Yield – surface	g/t	**1.73**	0.83	108 %
Yield – combined	g/t	**2.50**	2.11	18 %
Gold produced	000'oz	**184.5**	139.0	33 %
Gold sold	000'oz	**168.7**	145.2	16 %
AISC	A$/oz	**2,565**	2,827	(9)%
	US$/oz	**1,627**	1,862	(13)%
AIC	A$/oz	**3,267**	3,041	7 %
	US$/oz	**2,072**	2,003	3 %
Sustaining capital expenditure	A$m	**97.6**	105.1	(7)%
	US$m	**61.9**	69.2	(11)%
Non-sustaining capital expenditure	A$m	**93.5**	18.8	397 %
	US$m	**59.3**	12.4	378 %
Total capital expenditure	A$m	**191.1**	123.9	54 %
	US$m	**121.2**	81.6	49 %
Adjusted pre-tax free cash flow	A$m	**301.3**	25.8	1068 %
	US$m	**191.1**	17.0	1024 %

Gold production increased by 33% to 184,500oz in H1 2025 from 139,000oz in H1 2024, with the Swiftsure and Invincible Footwall South open pits ramping up and contributing to the mining mix.

AIC increased by 7% to A$3,267/oz (US$2,072/oz) in H1 2025 from A$3,041/oz (US$2,003/oz) in H1 2024 due to increased capital expenditure partially offset by higher gold sales.

Total capital expenditure increased by 54% to A$191m (US$121m) in H1 2025 from A$124m (US$82m) in H1 2024, mainly relating to the renewables power project and Invincible Deeps underground development.

Adjusted pre-tax free cash flow at St Ives increased by 1,068% to A$301m (US$191m) in H1 2025 from A$26m (US$17m) in H1 2024, mainly due to increased gold sales and the higher gold price realised.

Gold Fields H1 Results 2025 11

Review of operations continued

Agnew

		June 2025	June 2024	% Variance
Underground				
Ore mined	000 tonnes	**549**	594	(8)%
Waste mined	000 tonnes	**478**	376	27 %
Total tonnes mined	000 tonnes	**1,027**	971	6 %
Grade mined	g/t	**6.30**	5.92	6 %
Gold mined	000'oz	**111.3**	113.2	(2)%
Surface				
Ore mined	000 tonnes	**—**	—	— %
Waste (Capital)	000 tonnes	**—**	626	(100)%
Waste (Operational)	000 tonnes	**—**	—	— %
Total waste mined	000 tonnes	**—**	626	(100)%
Total tonnes mined	000 tonnes	**—**	626	(100)%
Grade mined	g/t	**—**	—	— %
Gold mined	000'oz	**—**	—	— %
Strip ratio	waste/ore	**—**	—	— %
Total (underground and surface)				
Total ore mined	000 tonnes	**549**	594	(8)%
Total grade mined	g/t	**6.30**	5.92	6 %
Total tonnes mined	000 tonnes	**1,027**	1,597	(36)%
Total gold mined	000'oz	**111.3**	113.2	(2)%
Tonnes milled	000 tonnes	**598**	601	— %
Yield – underground	g/t	**6.32**	5.71	11 %
Yield – surface	g/t	**—**	—	— %
Yield – combined	g/t	**6.32**	5.71	11 %
Gold produced	000'oz	**121.5**	110.3	10 %
Gold sold	000'oz	**112.5**	113.0	— %
AISC	A$/oz	**2,165**	2,059	5 %
	US$/oz	**1,373**	1,356	1 %
AIC	A$/oz	**2,581**	2,282	13 %
	US$/oz	**1,637**	1,503	9 %
Sustaining capital expenditure	A$m	**29.6**	40.6	(27)%
	US$m	**18.8**	26.7	(30)%
Non-sustaining capital expenditure	A$m	**38.0**	16.8	126 %
	US$m	**24.1**	11.0	119 %
Total capital expenditure	A$m	**67.6**	57.4	18 %
	US$m	**42.9**	37.7	14 %
Adjusted pre-tax free cash flow	A$m	**251.2**	128.0	96 %
	US$m	**159.3**	84.3	89 %

Gold production increased by 10% to 121,500oz in H1 2025 from 110,300oz in H1 2024 due to increased grade of ore mined and processed from the Waroonga underground mine.

AIC increased by 13% to A$2,581/oz (US$1,637/oz) in H1 2025 from A$2,282/oz (US$1,503/oz) in H1 2024 due to increased capital expenditure and inflationary pressures on commodity inputs and employee and contractor costs, which resulted in higher production cost.

Total capital expenditure increased by 18% to A$68m (US$43m) in H1 2025 from A$57m (US$38m) in H1 2024, mainly due to the development of the Redeemer underground mine.

Adjusted pre-tax free cash flow for Agnew increased by 96% to A$251m (US$159m) in H1 2025 from A$128m (US$84m) in H1 2024, mainly due to the higher gold price realised.

12 Gold Fields H1 Results 2025

Review of operations continued

South Deep

		June 2025	June 2024	% Variance
Ore mined	000 tonnes	**827**	779	6 %
Waste mined	000 tonnes	**154**	209	(26)%
Total tonnes	000 tonnes	**981**	988	(1)%
Grade mined – underground reef	g/t	**6.03**	5.41	11 %
Grade mined – underground total	g/t	**5.08**	4.26	19 %
Gold mined	kg	**4,989**	4,212	18 %
	000'oz	**160.4**	135.4	18 %
Total development	m	**6,084**	6,140	(1)%
Secondary support	m	**7,206**	4,660	55 %
Backfill	m^3	**305,863**	263,000	16 %
Ore processed – underground reef	000 tonnes	**788**	764	3 %
Ore processed – underground waste	000 tonnes	**126**	123	2 %
Ore processed – surface	000 tonnes	**620**	596	4 %
Total tonnes milled	000 tonnes	**1,534**	1,482	4 %
Yield – underground reef	g/t	**5.95**	4.66	28 %
Surface yield	g/t	**0.12**	0.12	— %
Total yield	g/t	**3.10**	2.45	27 %
Gold produced	kg	**4,762**	3,633	31 %
	000'oz	**153.1**	116.8	31 %
Gold sold	kg	**4,340**	3,521	23 %
	000'oz	**139.5**	113.2	23 %
AISC	R/kg	**1,046,434**	1,147,032	(9)%
	US$/oz	**1,770**	1,906	(7)%
AIC	R/kg	**1,046,434**	1,147,032	(9)%
	US$/oz	**1,770**	1,906	(7)%
Sustaining capital expenditure	Rm	**930.4**	824.3	13 %
	US$m	**50.6**	44.0	15 %
Non-sustaining capital expenditure	Rm	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure	Rm	**930.4**	824.3	13 %
	US$m	**50.6**	44.0	15 %
Adjusted free cash flow	Rm	**3,126.0**	587.3	432 %
	US$m	**170.0**	31.4	441 %

Gold production for the first half of 2025 increased by 31% to 4,762 kg (153.1 koz) compared to 3,633 kg (116.8 koz) during the same period in 2024. This improvement was primarily driven by higher contributions from destress mining volumes and grades, as well as enhanced grades in both development and stoping activities, which are influenced by mining sequence. Additionally, underground yield improved by 28% largely due to ore phasing, improved mine call factor and higher plant recovery factor, which positively influenced overall gold output.

AIC decreased by 9% to R1,046,434/kg (US$1,770/oz) for H1 2025 from R1,147,032/kg (US$1,906/oz) in H1 2024, due to the 23% higher gold sold, partially offset by higher cost of sales before amortisation and depreciation, increased capital expenditure and higher royalty cost.

Total capital expenditure increased by 13% to R930m (US$51m) in H1 2025 from R824m (US$44m) in H1 2024, due to increased capital development and additional fleet refurbishments.

Adjusted free cash flow increased by 432% to R3,126m (US$170m) for H1 2025 from R587m (US$31m) for H1 2024. The increase is mainly due to higher gold sold and higher gold prices received.

Gold Fields H1 Results 2025 13

Review of operations continued

Damang

		June 2025	June 2024	% Variance
Ore mined	000 tonnes	**10**	—	100 %
Waste (Capital)	000 tonnes	**—**	—	100 %
Waste (Operational)	000 tonnes	**516**	—	100 %
Total waste mined	000 tonnes	**516**	—	100 %
Total tonnes mined	000 tonnes	**526**	—	100 %
Grade mined	g/t	**0.78**	—	100 %
Gold mined	000'oz	**0.2**	—	100 %
Strip ratio	waste/ ore	**53.3**	—	100 %
Tonnes milled	000 tonnes	**2,327**	2,476	(6)%
Yield	g/t	**0.69**	0.90	(23)%
Gold produced	000'oz	**51.7**	71.8	(28)%
Gold sold	000'oz	**51.7**	71.4	(28)%
AISC	US$/oz	**2,070**	1,917	8 %
AIC	US$/oz	**2,070**	1,917	8 %
Sustaining capital expenditure	US$m	**(2.7)**	4.7	(157)%
Non-sustaining capital expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**(2.7)**	4.7	(157)%
Adjusted free cash flow	US$m	**60.4**	62.4	(3)%

Gold production decreased by 28% to 51,700oz in H1 2025 from 71,800oz in H1 2024 due to lower yield and lower tonnes milled. Yield decreased by 23% to 0.69g/t in H1 2025 from 0.90g/t in H1 2024 due to lower stockpile feed grade. A total of 2.33Mt of ore was fed from stockpiles at a grade of 0.75g/t for H1 2025 compared with 2.48Mt at a grade of 1.01g/t from stockpiles in H1 2024. Tonnes milled decreased by 6% to 2.33Mt in H1 2025 from 2.48Mt in H1 2024 due to unplanned ball mill motor repairs and the impact on production arising from the lease extension impasse.

Total open pit tonnes mined increased to 526Kt in H1 2025 from nil in H1 2024 due to resumption of open pit mining activities in the month of June 2025.

AIC increased by 8% to US$2,070/oz in H1 2025 from US$1,917/oz in H1 2024 due to lower gold sold.

Total capital expenditure decreased by 157% in H1 2025 compared to H1 in 2024 due to recognition of all capital expenditure in H1 2025 as operational expenditure as the remaining LOM is less than 12 months.

Adjusted free cash flow decreased by 4% to US$60m in H1 2025 from US$62m in H1 2024 due to lower gold sold, partly mitigated by higher gold price received in H1 2025.

14 Gold Fields H1 Results 2025

Review of operations continued

Tarkwa

		June 2025	June 2024	% Variance
Ore mined	000 tonnes	**5,552**	6,914	(20)%
Waste (Capital)	000 tonnes	**17,726**	18,764	(6)%
Waste (Operational)	000 tonnes	**24,133**	21,195	14 %
Total waste mined	000 tonnes	**41,859**	39,959	5 %
Total tonnes mined	000 tonnes	**47,411**	46,873	1 %
Grade mined	g/t	**1.15**	1.16	(1)%
Gold mined	000'oz	**204.8**	258.1	(21)%
Strip ratio	waste/ ore	**7.5**	5.8	29 %
Tonnes milled	000 tonnes	**7,441**	7,350	1 %
Yield	g/t	**0.97**	1.05	(8)%
Gold produced	000'oz	**232.9**	247.7	(6)%
Gold sold	000'oz	**233.8**	248.1	(6)%
AISC	US$/oz	**2,035**	1,822	12 %
AIC	US$/oz	**2,035**	1,822	12 %
Sustaining capital expenditure	US$m	**118.2**	112.3	5 %
Non-sustaining capital expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**118.2**	112.3	5 %
Adjusted free cash flow	US$m	**206.5**	51.5	301 %

Gold production decreased by 6% to 232,900oz in H1 2025 from 247,700oz in H1 2024 due to lower yield. Yield decreased by 8% to 0.97g/t in H1 2025 from 1.05g/t in H1 2024 due to lower grade fed. Ore processed from ex-pit was 4.68Mt at a grade of 1.19g/t in H1 2025 compared to 5.0Mt at a grade of 1.28g/t in H1 2024, while stockpile ore processed was 2.76Mt at a grade of 0.81g/t in H1 2025 compared to 2.35Mt at a grade of 0.79g/t in H1 2024.

AIC increased by 12% to US$2,035/oz in H1 2025 from US$1,822/oz in H1 2024 due to lower gold sold, higher royalties, higher cost of sales before amortisation and depreciation and higher capital expenditure. Royalties increased by 44% to US$36m in H1 2025 from US$25m in H1 2024 due to higher revenues driven by higher gold prices received.

Total capital expenditure increased by 5% to US$118m H1 2025 from US$112m H1 2024.

Adjusted free cash flow for Tarkwa increased by 301% to US$207m in H1 2025 from US$52m in H1 2024, due to higher revenue driven by a higher gold price.

Gold Fields H1 Results 2025 15

Review of operations continued

Chile

Salares Norte

		June 2025	June 2024	% Variance
Ore mined	000 tonnes	**930**	1,415	(34)%
Waste (capital)	000 tonnes	**11,675**	15,025	(22)%
Waste (operational)	000 tonnes	**424**	1,741	(76)%
Total waste mined	000 tonnes	**12,099**	16,766	(28)%
Total tonnes mined	000 tonnes	**13,029**	18,181	(28)%
Grade mined – gold	g/t	**4.91**	4.61	7 %
Grade mined – silver	g/t	**152.55**	136.55	12 %
Gold mined	000'oz	**146.9**	209.8	(30)%
Silver mined	000'oz	**4,563.0**	6,210.3	(27)%
Tonnes milled	000 tonnes	**469**	16	2,831 %
Gold recoveries	per cent	**85 %**	14 %	507 %
Silver recoveries	per cent	**56 %**	12 %	367 %
Yield - Gold	g/t	**8.0**	1.0	700 %
- Silver	per cent	**17.5**	4.8	265 %
- Combined	eq g/t	**8.2**	1.0	720 %
Gold produced	000'oz	**120.8**	0.5	24,060 %
Silver produced	000'oz	**264.2**	2.5	10,468 %
Total equivalent gold produced	000' eq oz	**123.6**	0.5	24,620 %
Total equivalent gold sold	000' eq oz	**123.8**	0.5	24,660 %
AISC	US$/oz	**1,689**	125,081	(99)%
AISC	US$/ eq oz	**1,720**	117,386	(99)%
AIC	US$/oz	**2,328**	500,923	(100)%
AIC	US$/ eq oz	**2,345**	469,667	(100)%
Sustaining capital expenditure	US$m	**143.6**	57.7	149 %
Non-sustaining expenditure	US$m	**66.8**	172.5	(61)%
Total capital expenditure	US$m	**210.4**	230.2	(9)%
Adjusted free cash flow	US$m	**122.0**	(256.4)	148 %

Gold and silver production in H1 2025 was 120,800oz Au and 264,200oz Ag, respectively, resulting in gold- equivalent production of 123,600oz for H1 2025.

Total AIC in H1 2025 was US$2,328/oz.

Total capital expenditure decreased by 9% to US$210m in H1 2025, from US$230m in H1 2024 mainly due to the inclusion of ramp-up capital in H1 2025 compared with project construction and completion activities included in H1 2024.

Adjusted free cash inflow for Salares Norte was US$122m in the first half of 2025 compared to a cash outflow of US$256m in H1 2024, as the mine transitioned from a construction project to a producing operation.

16 Gold Fields H1 Results 2025

Review of operations continued

Peru

Cerro Corona

		June 2025	June 2024	% Variance
Ore mined	000 tonnes	**7,024**	5,101	38 %
Waste mined	000 tonnes	**3,308**	6,128	(46)%
Total tonnes mined	000 tonnes	**10,332**	11,229	(8)%
Grade mined – gold	g/t	**0.64**	0.46	39 %
Grade mined – copper	per cent	**0.37**	0.33	12 %
Gold mined	000'oz	**144.2**	74.8	93 %
Copper mined	000 tonnes	**25,726**	16,975	52 %
Tonnes milled	000 tonnes	**3,276**	3,023	8 %
Gold recoveries	per cent	**76.4**	71.4	7 %
Copper recoveries	per cent	**91.6**	89.1	3 %
Yield – Gold	g/t	**0.59**	0.40	48 %
– Copper	per cent	**0.39**	0.35	11 %
– Combined	eq g/t	**0.92**	0.81	14 %
Gold produced	000'oz	**60.1**	37.0	62 %
Copper produced	tonnes	**12,147**	10,078	21 %
Total equivalent gold produced	000' eq oz	**97.4**	78.5	24 %
Total equivalent gold sold	000' eq oz	**95.2**	79.6	20 %
AISC	US$/oz	**319**	830	(62)%
AISC	US$/ eq oz	**1,343**	1,525	(12)%
AIC	US$/oz	**443**	911	(51)%
AIC	US$/ eq oz	**1,420**	1,563	(9)%
Sustaining capital expenditure	US$m	**0.9**	10.0	(91)%
Non-sustaining capital expenditure	US$m	**3.6**	0.3	1100 %
Total capital expenditure	US$m	**4.5**	10.3	(56)%
Adjusted free cash flow	US$m	**114.6**	15.0	664 %

Gold production increased by 62% to 60,100oz in H1 2025 from 37,000oz in H1 2024 and copper production increased by 21% to 12,147t in H1 2025 from 10,078t in H1 2024. The increases were as a result of higher head grades processed combined with higher throughput and metallurgical recoveries. Consequently, total equivalent gold production increased by 24% to 97,400oz in H1 2025 from 78,500oz in H1 2024. Production in H1 2024 was also impacted by adverse weather conditions that resulted in a slippage on the North wall of the pit.

AIC per gold ounce decreased by 51% to US$443/ oz in H1 2025 from US$911/oz in H1 2024, mainly due to higher gold sold and higher by-product credit because of higher copper sold.

Total capital expenditure decreased by 56% to US$5m in H1 2025 from US$10m in H1 2024, due to the completion of the TSF water treatment plant in 2024.

Adjusted free cash flow for Cerro Corona increased by 664% to US$115m in H1 2025 from US$15m in H1 2024, mainly due to higher gold-equivalent ounces sold, and higher gold and copper prices realised.

Gold Fields H1 Results 2025 17

Cash dividend In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 102 of 700 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2025. The interim dividend will be subject to the dividend withholding tax of 20% (twenty per cent). In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: • The dividend has been declared out of income reserves; • The gross local dividend amount is 700 SA cents per ordinary share for shareholders exempt from dividends tax; • The dividend withholding tax of 20% (twenty per cent) will be applicable to this dividend; • The net local dividend amount is 560 SA cents per ordinary share for shareholders liable to pay the dividends tax; • Gold Fields currently has 895,024,247 ordinary shares in issue and • Gold Fields’ income tax number is 9160035607. Shareholders are advised of the following dates in respect of the interim dividend: • Interim dividend number 102: 700 SA cents per share; • Declaration date: Friday, 22 August 2025; • Last date to trade cum-dividend: Tuesday, 09 September 2025; • Sterling and US Dollar conversion date: Wednesday, 10 September 2025; • Shares commence trading ex-dividend: Wednesday, 10 September 2025; • Record date: Friday, 12 September 2025 and • Payment of dividend: Monday, 15 September 2025. Share certificates may not be dematerialised or rematerialised between Wednesday, 10 September 2025 and Friday, 12 September 2025, both dates inclusive. 18 Gold Fields H1 Results 2025

Basis of preparation

The unaudited consolidated interim financial statements for the six months ended 30 June 2025 were prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), the Financial Pronouncements as issued by the Financial Reporting Standard Council, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee (as applicable) and in accordance with and contain the information required by IAS 34 Interim Financial Reporting, the requirements of the South African Companies Act of South Africa, Act 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements.

The consolidated interim financial statements are prepared on a going concern basis.

The consolidated interim financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous annual financial statements.

Pro forma financial information

The unaudited consolidated interim financial statements contain certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows.

This pro forma financial information has not been reviewed or reported on by the Group's auditors, being PricewaterhouseCoopers Inc.

The key non-IFRS measures used and defined in the interim results include:

- Normalised earnings is defined as normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments, non-recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect;
- Normalised profit per share attributable to owners of the parent;
- Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents;
- Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents;
- Adjusted free cash flow is calculated as net cash from operations, South Deep BEE dividend, less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities;
- Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations;
- Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;
- Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations;
- Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and
- AISC and total AIC are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry.

Mineral resources and mineral reserves

There were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2024.

US$1,200m syndicated revolving credit facility

On 25 May 2025, a significant portion of the US$1,200m syndicated revolving credit facility was extended by one year. The facility lender commitments will now run as follows: US$1,200.0m up to 25 May 2028, US$1,116.7m up to 25 May 2029 and US$1,066.7m up to 25 May 2030.

US$750m notes offering

On 13 May 2025, Gold Fields successfully concluded the raising of US$750m seven-year notes with a coupon of 5.854% (the Notes). The Notes were issued by Windfall Mining Group Inc. and guaranteed by Gold Fields and Gold Fields Holdings Company Limited. The Company used the net proceeds from the Notes offering to repay in full the outstanding loans under the US$750m bridge facilities that were used to fund the acquisition of Osisko Mining Inc. in October 2024.

US$2,300m multi-currency bridge facility

On 15 July 2025, Gruyere Holdings Pty Ltd (a wholly-owned subsidiary of Gold Fields) entered into a US$2,300 million multi-currency bridge syndicated facility agreement. The proceeds of the facility will be used to fund the acquisition of 100% of the issued and outstanding share capital of Gold Road Resources Limited by Gruyere Holdings Pty Ltd. The facility matures on 14 July 2026, with Gold Fields retaining the discretion to extend the termination date by an additional six months.

Segment reporting

The net profit/(loss) for continuing and discontinued operations per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

US$'m	June 2025	June 2024
Net profit	**1,056.3**	402.4
– Operating segments	**1,198.5**	415.1
– Corporate and projects[1]	**(142.2)**	(12.7)

[1] *Comprises mainly non-mine interest, exploration related to the Windfall project and other costs.*

Mike Fraser
Chief Executive Officer

22 August 2025

Gold Fields H1 Results 2025 19

The financial statements are presented on a condensed consolidated basis.

Income statement

		United States Dollars	
		Six months ended	
Figures in millions unless otherwise stated	Notes	June 2025	June 2024
Revenue	1	**3,477.5**	2,123.9
Cost of sales	2	**(1,576.2)**	(1,344.5)
Cost of sales before amortisation and depreciation		**(1,199.4)**	(1,075.9)
Cost of sales before gold inventory change and amortisation and depreciation		**(1,223.0)**	(1,024.5)
Gold inventory change		**23.6**	(51.4)
Amortisation and depreciation		**(376.8)**	(268.6)
Investment income	3	**19.5**	12.7
Finance expense	4	**(43.7)**	(20.8)
Share of results of equity accounted investees, after taxation	5	**(1.3)**	(33.7)
Gain/(loss) on foreign exchange		**35.6**	(13.9)
Share-based payments		**(9.4)**	(3.5)
Long-term incentive plan		**(14.6)**	(0.7)
Other costs, net		**(17.1)**	(18.1)
Exploration expenses	6	**(133.8)**	(32.0)
Profit before royalties, taxation and non-recurring items		**1,736.5**	669.4
Non-recurring items		**(4.5)**	39.8
Profit before royalties and taxation		**1,732.0**	709.2
Royalties	7	**(97.1)**	(60.1)
Profit before taxation		**1,634.9**	649.1
Mining and income taxation	8	**(578.6)**	(246.7)
Normal taxation		**(395.8)**	(173.1)
Deferred taxation		**(182.8)**	(73.6)
Profit for the period		**1,056.3**	402.4
Profit attributable to:			
Owners of the parent		**1,026.7**	389.0
Non-controlling interest		**29.6**	13.4
Profit attributable to owners of the parent		**1,026.7**	389.0
Diluted profit attributable to owners of the parent		**1,017.4**	386.3
Profit per share (cents) attributable to owners of the parent	9.1	**115**	43
Diluted profit per share (cents) attributable to owners of the parent	9.2	**114**	43
Non-IFRS measures and other disclosures			
Non-recurring items:			
Profit on disposal of assets		**0.6**	0.6
Restructuring costs		**(1.9)**	(0.6)
Profit on disposal of asset held for sale - Rusoro		**—**	62.3
Profit on disposal of asset held for sale - Asanko Gold		**—**	5.6
Impairment of assets		**(0.1)**	—
Gruyere rainfall event		**6.0**	(20.0)
Other		**(9.1)**	(8.1)
Total non-recurring items		**(4.5)**	39.8
Taxation on items above		**2.8**	3.5
Non-recurring items after tax		**(1.7)**	43.3
Headline earnings attributable to owners of the parent		**1,027.3**	320.7
Diluted headline earnings attributable to owners of the parent		**1,018.0**	318.0
Headline earnings per share (cents) attributable to owners of the parent	9.3	**115**	36
Diluted headline earnings per share (cents) attributable to owners of the parent	9.4	**114**	36
Normalised profit attributable to owners of the parent		**998.2**	355.2
Normalised profit per share (cents) attributable to owners of the parent		**112**	40
US Dollar/South African Rand conversion rate		**18.39**	18.72
Canadian Dollar/US Dollar conversion rate		**0.71**	0.74
Australian Dollar/US Dollar conversion rate		**0.63**	0.66

Figures may not add as they are rounded independently.
The condensed consolidated financial statements for the year ended 30 June 2025 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Alex Dall, the Group Chief Financial Officer.

20 **Gold Fields H1 Results 2025**

Statement of comprehensive income United States Dollars Six months ended Figures in millions unless otherwise stated June 2025 June 2024 Profit for the year 1,056.3 402.4 Other comprehensive income, net of tax 204.8 (6.9) Equity investments at FVOCI – net change in fair value* 4.9 28.2 Taxation on above item* (0.4) (10.2) Foreign currency translation adjustments# 200.3 (24.9) Total comprehensive income for the year 1,261.1 395.5 Attributable to: – Owners of the parent 1,227.9 378.9 – Non-controlling interest 33.2 16.6 1,261.1 395.5 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. Gold Fields H1 Results 2025 21

Statement of financial position United States Dollars Figures in millions unless otherwise stated Note June 2025 December 2024 Non-current assets 8,776.1 8,195.1 Property, plant and equipment 7,936.5 7,298.4 Other non-current assets 555.3 544.7 Equity-accounted investees 3.8 12.6 Investments 162.5 139.9 Asanko deferred and contingent consideration receivable 46.7 44.6 Deferred taxation 71.3 154.9 Current assets 2,082.1 1,926.7 Other current assets 1,015.6 1,066.5 Cash and cash equivalents1 1,066.5 860.2 Assets held for sale — 21.1 Total assets 10,858.2 10,142.9 Total equity 6,246.6 5,366.9 Non-current liabilities 3,507.6 3,065.6 Deferred taxation 626.1 503.8 Borrowings 11 2,121.4 1,776.5 Environmental rehabilitation provisions 396.4 397.1 Lease liabilities 349.5 363.3 Long-term employee benefits 9.5 20.0 Other long-term provisions 4.7 4.9 Current liabilities 1,104.0 1,710.4 Other current liabilities 996.5 873.4 Current portion of borrowings — 719.1 Current portion of employee benefits 24.6 31.0 Current portion of lease liabilities 82.9 86.9 Total equity and liabilities 10,858.2 10,142.9 Non-IFRS measures and other disclosures Net debt 1,487.3 2,085.6 Net debt (excluding lease liabilities) 1,054.9 1,635.4 US Dollar/South African Rand conversion rate 17.70 18.84 Canadian Dollar/US Dollar conversion rate 0.73 0.70 Australian Dollar/US Dollar conversion rate 0.66 0.62 1 Cash and cash equivalents include secured cash deposits of US$98.2m (2024: US$80.1m) and US$20.0m (2024: US$20.0m) for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are proactive and not legally required by local legislation. 22 Gold Fields H1 Results 2025

Statement of changes in equity

	United States Dollar				
	Six months ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2024	**3,871.5**	**(2,528.1)**	**3,858.0**	**165.5**	**5,366.9**
Total comprehensive income	—	201.2	1,026.7	33.2	**1,261.1**
Profit for the period	—	—	1,026.7	29.6	**1,056.3**
Other comprehensive income	—	201.2	—	3.6	**204.8**
Dividends declared	—	—	(346.1)	(35.1)	**(381.2)**
Acquisition of treasury shares[2]	(9.6)	—	—	—	**(9.6)**
Issue of treasury shares to employees[2]	9.6	(9.6)	—	—	**—**
Share-based payments	—	9.4	—	—	**9.4**
Balance at 30 June 2025	**3,871.5**	**(2,327.1)**	**4,538.6**	**163.6**	**6,246.6**

[1] *Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.*
[2] *Treasury shares were bought by the Group and issued to participants upon vesting of employee share options in 2025.*

	United States Dollar				
	Six months ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2023	**3,871.5**	**(2,359.3)**	**2,963.9**	**143.7**	**4,619.8**
Total comprehensive income	—	(10.1)	389.0	16.6	**395.5**
Profit for the period	—	—	389.0	13.4	**402.4**
Other comprehensive income	—	(10.1)	—	3.2	**(6.9)**
Dividends declared	—	—	(198.5)	(15.6)	**(214.1)**
Share-based payments	—	3.5	—	—	**3.5**
Balance at 30 June 2024	**3,871.5**	**(2,365.9)**	**3,154.4**	**144.7**	**4,804.7**

[1] *Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.*

Gold Fields H1 Results **2025** 23

Statement of cash flows United States Dollar Six months ended Figures in millions unless otherwise stated Note June 2025 June 2024 Cash flows from operating activities1 1,306.1 430.4 Cash generated by operations 10 2,105.8 912.5 Interest received 14.2 8.9 Change in working capital 113.7 79.9 Cash generated by operating activities 2,233.7 1,001.3 Silicosis payment (0.6) (0.2) Interest paid (81.7) (56.7) Royalties and taxation paid (463.4) (299.2) Net cash from operations 1,688.0 645.2 Dividends paid (381.9) (214.8) Owners of the parent (346.1) (198.5) Non-controlling interest holders (35.1) (15.6) South Deep BEE dividend (0.7) (0.7) Cash flows from investing activities (656.1) (513.3) Capital expenditure – additions (664.7) (600.8) Capital expenditure – working capital (4.1) 2.8 Proceeds on disposal of property, plant and equipment 1.5 1.9 Purchase of investments (32.3) (20.2) Windfall Project capital contributions — (42.4) Proceeds on disposal of investments 48.9 150.3 Contributions to environmental trust funds (5.4) (4.9) Cash flows from financing activities (491.3) (35.0) Loans received 853.0 737.9 Loans repaid (1,283.7) (726.6) Purchase of shares (9.6) — Payment of lease liabilities (51.0) (46.3) Net cash generated/(utilised) 158.7 (117.9) Translation adjustment 47.6 (3.1) Cash and cash equivalent at beginning of the period 860.2 648.7 Cash and cash equivalent at end of the period 1,066.5 527.7 Non-IFRS measures and other disclosures Adjusted free cash flow 951.7 (57.8) 1The Group has presented cash flows from operating activities to present certain line items separately. The comparatives have been presented accordingly to facilitate comparability of cash flow disclosure. 24 Gold Fields H1 Results 2025

Notes to the condensed consolidated financial statements

Figures in millions unless otherwise stated		United States Dollar Six months ended June 2025	 June 2024
1.	**Revenue**		
	Revenue from contracts with customers	**3,477.5**	2,123.9
	– Gold[1]	**3,356.8**	2,034.0
	– Copper[2]	**109.0**	89.9
	– Silver[3]	**11.7**	—
	Disclosure of disaggregated revenue from contracts with customers		
	The Group generates revenue primarily from the sale of gold and silver bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time.		
	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segmental operating and financial results (pages 35 and 36)		
2.	**Cost of sales**		
	Salaries and wages	**(237.1)**	(199.5)
	Consumable stores	**(203.7)**	(183.8)
	Utilities	**(87.3)**	(81.9)
	Mine contractors	**(433.3)**	(383.8)
	Other	**(261.6)**	(175.5)
	Cost of sales before gold inventory change and amortisation and depreciation	**(1,223.0)**	(1,024.5)
	Gold inventory change	**23.6**	(51.4)
	Cost of sales before amortisation and depreciation	**(1,199.4)**	(1,075.9)
	Amortisation and depreciation	**(376.8)**	(268.6)
	Total cost of sales	**(1,576.2)**	(1,344.5)
3.	**Investment income**		
	Dividends received	**—**	0.1
	Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	**2.9**	1.9
	Interest received – environmental trust funds	**2.4**	1.8
	Interest received – cash balances	**14.2**	8.9
	Total investment income	**19.5**	12.7
4.	**Finance expense**		
	Interest expense – borrowings	**(69.6)**	(44.6)
	Interest expense – lease liability	**(12.2)**	(12.2)
	Interest expense – environmental rehabilitation	**(14.4)**	(12.4)
	Unwinding of discount rate on silicosis settlement costs	**(0.2)**	(0.2)
	Borrowing costs capitalised[4]	**52.7**	48.6
	Total finance expense	**(43.7)**	(20.8)
5.	**Share of results of equity-accounted investees, after taxation**		
	Far Southeast Gold Resources Incorporated (FSE)[5]	**—**	(0.6)
	Windfall Project[6]	**—**	(30.5)
	Lunnon Metals Limited	**(1.3)**	(2.6)
	Share of results of equity-accounted investees, after taxation	**(1.3)**	(33.7)

[1] *All regions.*
[2] *Only Peru region (Cerro Corona).*
[3] *Mainly Salares Norte.*
[4] *General borrowing costs of US$52.7m (2024: US$48.6m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project. An average interest capitalisation rate of 3.3% (2024: 3.4%) was applied.*
[5] *The investment in FSE was disposed of during 2024.*
[6] *Gold Fields share of the Windfall Project's equity-accounted income related mainly to exploration expenditure. On 25 October 2024, Gold Fields entered into an agreement with Osisko to acquire 100% of its issues share capital. The only significant asset in Osisko was the additional 50% interest in the Windfall Project. The Windfall Project was derecognised as a joint venture and recognised as an asset acquisition together with the additional 50% interest held in Osisko.*

Gold Fields H1 Results 2025 25

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Six months ended	
	Figures in millions unless otherwise stated	**June 2025**	June 2024
6.	**Exploration expense**		
	Australia	**(27.8)**	(17.2)
	Ghana	**(1.2)**	(1.5)
	Chile	**(10.7)**	(10.0)
	Peru	**(3.9)**	(2.8)
	Canada	**(82.9)**	—
	Other	**(7.3)**	(0.5)
	Total exploration expense	**(133.8)**	(32.0)
7.	**Royalties**		
	Australia	**(37.4)**	(24.4)
	South Africa	**(7.7)**	(1.3)
	Ghana	**(43.9)**	(31.8)
	Peru	**(8.1)**	(2.6)
	Total royalties	**(97.1)**	(60.1)
	Royalty rates		
	South Africa (effective rate)[1]	**1.8 %**	0.5%
	Australia[2]	**2.5 %**	2.5%
	Ghana[3]	**5.0 %**	4.1% - 5.0%
	Peru[4]	**4.7 %**	4.1%

[1] *The Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the period ended 30 June 2025 was 1.8% of mining revenue (2024: 0.5%) equalling the minimum charge per the formula.*

[2] *The Australian operations are subject to a 2.5% (2024: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.*

[3] *Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (DA) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:*

Average gold price			
Low value		**High value**	**Royalty rate**
US$0.00	–	US$1,299.99	**3.0%**
US$1,300.00	–	US$1,449.99	**3.5%**
US$1,450.00	–	US$2,299.99	**4.1%**
US$2,300.00	–	Unlimited	**5.0%**

[4] *The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.*

26 Gold Fields H1 Results 2025

Notes to the condensed consolidated financial statements continued

	United States Dollar	
	Six months ended	
Figures in millions unless otherwise stated	**June 2025**	June 2024
8. Mining and income taxation		
The components of mining and income tax are the following:		
South African taxation		
– company and capital gains taxation	**(2.8)**	(1.3)
– dividend withholding tax	**(15.3)**	(7.7)
– non-mining taxation	**(0.2)**	(0.2)
– deferred taxation	**(77.4)**	(32.6)
Foreign taxation		
– current taxation	**(377.5)**	(151.6)
– prior year adjustment – current taxation	**—**	(12.3)
– deferred taxation	**(105.4)**	(41.0)
Total mining and income taxation	**(578.6)**	(246.7)
South Africa – current tax rates		
Mining tax[1]	**Y=33-165/X**	Y=33-165/X
Non-mining tax[2]	**27.0%**	27.0%
Company tax rate	**27.0%**	27.0%
International operations – current tax rates		
Australia	**30.0%**	30.0%
Ghana	**32.5%**	32.5%
Peru	**29.5%**	29.5%

[1] *South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited (GFO) and GFI Joint Venture Holdings (Proprietary) Limited (GFIJVH), owners of the South Deep mine, has been calculated at 29% (2024: 29%).*
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] *Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate is 27%.*
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.

Gold Fields H1 Results 2025 27

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Six months ended	
Figures in millions unless otherwise stated		**June 2025**	June 2024
9.	**Earnings per share**		
9.1	Basic earnings per share – cents	**115**	43
	Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$1,026.7m (2024: US$389.0m) by the weighted average number of ordinary shares in issue during the period of 895,024,247 (2024: 894,737,237).		
9.2	Diluted earnings per share – cents	**114**	43
	Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$1,017.4m (2024: US$386.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,704,080 (2024: 895,445,792).		
	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
	Profit attributable to owners of the parent	**1,026.7**	389.0
	South Deep minority interest at 10%	**(9.3)**	(2.7)
	Diluted profit attributable to owners of the parent	**1,017.4**	386.3
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
	Weighted average number of ordinary shares	**895,024,247**	894,737,237
	Share options in issue	**679,833**	708,555
	Diluted weighted average number of ordinary shares	**895,704,080**	895,445,792
9.3	Headline earnings per share – cents	**115**	36
	Headline earnings per share is calculated by dividing headline earnings of US$1,027.3m (2024: US$320.7m) by the weighted average number of ordinary shares in issue during the period of 895,024,247 (2024: 894,737,237).		
	Net profit attributable to owners of the parent is reconciled to headline earnings as follows:		
	Long-form headline earnings reconciliation		
	Profit attributable to owners of the parent	**1,026.7**	389.0
	Profit on disposal of assets, net	**(0.4)**	(0.4)
	Gross	**(0.6)**	(0.6)
	Taxation effect	**0.2**	0.2
	Impairment of investments and assets and other	**1.0**	(67.9)
	Impairment of assets	**0.1**	—
	Profit on disposal of asset held for sale - Rusoro	**—**	(62.3)
	Fair value adjustment of asset held for sale - Asanko Gold	**—**	(5.6)
	Other	**0.9**	—
	Headline earnings	**1,027.3**	320.7
9.4	Diluted headline earnings per share – cents	**114**	36
	Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$1,018.0m (2024: US$318.0m) by the diluted weighted average number of ordinary shares in issue during the period of 895,704,080 (2024: 895,445,792).		
	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
	Headline earnings	**1,027.3**	320.7
	South Deep minority interest at 10%	**(9.3)**	(2.7)
	Diluted headline earnings	**1,018.0**	318.0

28 Gold Fields H1 Results 2025

Notes to the condensed consolidated financial statements continued United States Dollar Six months ended Figures in millions unless otherwise stated June 2025 June 2024 10. Cash generated by operations Profit for the period 1,056.3 402.4 Adjusted for non-cash items – Mining and income taxation 578.6 246.7 – Royalties 97.1 60.1 – Amortisation and depreciation 376.8 268.6 – Interest expense – environmental rehabilitation 14.4 12.4 – Interest received – environmental trust funds (2.4) (1.8) – Impairment of assets 0.1 — – Profit on disposal of assets (0.6) (0.6) – Profit on disposal of assets held for sale - Rusoro — (62.3) – Profit on disposal of assets held for sale - Asanko Gold — (5.6) – Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations (2.9) (1.9) – Share-based payments 9.4 3.5 – Long-term incentive plan expense 14.6 0.7 – Borrowing costs capitalised (52.7) (48.6) – Share of results of equity-accounted investees, net of taxation 1.3 33.1 – Other non-cash items (13.5) 1.9 Adjusted for cash items: – Interest expense 81.7 56.7 – Interest received (14.2) (8.9) – Payment of long-term incentive plan (33.0) (38.2) – Environmental rehabilitation payments (5.2) (5.7) Cash generated by operations 2,105.8 912.5 Gold Fields H1 Results 2025 29

Notes to the condensed consolidated financial statements continued

	Figures in millions unless otherwise stated	31 Dec 2025	31 Dec 2026	31 Dec 2028	31 Dec 2029	31 Dec 2030	31 Dec 2032	Total
11.	**Debt maturity ladder**							
	Uncommitted loan facilities							
	Rand debt	1,362.0	—	—	—	—	—	**1,362.0**
	Rand debt translated to US Dollar	76.9	—	—	—	—	—	**76.9**
	Total (US$m)	**76.9**	**—**	**—**	**—**	**—**	**—**	**76.9**
	Committed loan facilities							
	US Dollar debt	—	185.0	83.3	548.1	1,066.7	742.8	**2,625.9**
	Rand debt	—	—	2,500.0	—	—	—	**2,500.0**
	A$ Dollar debt	—	—	500.0	—	—	—	**500.0**
	Rand debt translated to US Dollar	—	—	141.2	—	—	—	**141.2**
	A$ Dollar debt translated to US Dollar	—	—	329.1	—	—	—	**329.1**
	Total (US$m)	**—**	**185.0**	**553.6**	**548.1**	**1,066.7**	**742.8**	**3,096.2**
	Uncommitted and committed loan facilities	**76.9**	**185.0**	**553.6**	**548.1**	**1,066.7**	**742.8**	**3,173.1**
	Utilisation – Uncommitted loan facilities							
	Rand debt	—	—	—			—	**—**
	Rand debt translated to US Dollar	—	—	—			—	**—**
	Total (US$m)	**—**	**—**	**—**			**—**	**—**
	Utilisation – Committed loan facilities (including US Dollar bond)							
	US Dollar debt	—	—	38.7	521.3	495.2	742.8	**1,798.0**
	Rand debt	—	—	—	—	—	—	**—**
	A$ Dollar debt	—	—	—	—	—	—	**—**
	C$ Dollar debt*	—	—	31.9	—	408.1	—	**440.0**
	Rand debt translated to US Dollar	—	—	—	—	—	—	**—**
	A$ Dollar debt translated to US Dollar	—	—	—	—	—	—	**—**
	C$ Dollar debt translated to US Dollar	—	—	23.4	—	300.0	—	**323.4**
	Total (US$m)	—	—	62.1	521.3	795.2	742.8	**2,121.4**
	Uncommitted and committed loan facilities	**—**	**—**	**62.1**	**521.3**	**795.2**	**742.8**	**2,121.4**

Exchange rate: US$1.00 = R17.70 and A$1.00 = US$0.66 and C$1.00 = US$0.73 being the closing rates at 30 June 2025.
** The US$1,200m RCF facility is a multi-currency (US$ and C$) facility.*

30 Gold Fields H1 Results 2025

Notes to the condensed consolidated financial statements continued

12. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the period ended 30 June 2025 and year ended 31 December 2024.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar							
	30 June 2025				31 December 2024			
Figures in millions unless otherwise stated	**Total**	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Trade receivables from provisional copper sales	**18.7**	**—**	**18.7**	**—**	16.5	—	16.5	—
Investments – listed	**121.3**	**121.3**	**—**	**—**	114.5	114.5	—	—
Asanko contingent consideration	**19.6**	**—**	**—**	**19.6**	18.4	—	—	18.4
Financial assets not measured at fair value								
Environmental trust funds	**133.0**	**—**	**133.0**	**—**	125.2	—	125.2	—
Other investments - mainly bonds	**41.2**	**41.2**	**—**	**—**	46.5	46.5	—	—
Asanko deferred consideration	**51.2**	**—**	**51.2**	**—**	49.5	—	49.5	—
Financial liabilities not measured at fair value								
Borrowings	**2,164.6**	**1,283.8**	**—**	**880.8**	2,502.1	504.4	—	1,997.7

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (LME) and, as such, classified within level 2 of the fair value hierarchy.

Investments – listed

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko contingent and deferred considerations

The contingent consideration is measured at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based on the expected cash flows of the consideration receivable. The key inputs used in the valuations are the contractually agreed periods and the discount rates.

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Other investments – mainly bonds

Comprise mainly listed bonds that are measured at amortised cost which approximates fair value. The fair value is determined using quoted market prices in active markets.

Borrowings

The 10-year notes and seven-year notes (2024: five-year notes and 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

Gold Fields H1 Results 2025 31

Notes to the condensed consolidated financial statements continued 13. Capital commitments United States Dollar Figures in millions unless otherwise stated June 2025 Dec 2024 Commitments Capital expenditure Contracted for1 377.6 360.9 1 Contracted for capital expenditure includes US$116.6m (2024: US$117.1m) for Salares Norte. 32 Gold Fields H1 Results 2025

Segmental operating and financial results

Figures in millions unless otherwise stated		Total Mine Operations	United States Dollar Peru Cerro Corona	Chile Salares Norte Project	Ghana Tarkwa	Damang	South African Rand South Africa South Deep	South Deep[1]
Operating results								
Ore milled/treated (000 tonnes)	**June 2025**	**20,893**	**3,276**	**469**	**7,441**	**2,327**	**1,534**	**1,534**
	June 2024	19,757	3,023	16	7,350	2,476	1,482	1,482
Yield (grams per tonne)	**June 2025**	**1.7**	**0.9**	**8.2**	**1.0**	**0.7**	**3.1**	**3.1**
	June 2024	1.5	0.8	1.0	1.0	0.9	2.5	2.5
Gold produced (000 managed equivalent ounces)	**June 2025**	**1,170.7**	**97.4**	**123.6**	**232.9**	**51.7**	**153.1**	**4,762**
	June 2024	954.0	78.5	0.5	247.7	71.8	116.8	3,633
Gold produced (000 attributable equivalent ounces)	**June 2025**	**1,136.2**	**96.9**	**123.6**	**209.7**	**46.5**	**147.6**	**4,592**
	June 2024	917.5	78.1	0.5	222.9	64.6	112.6	3,503
Gold sold (000 managed equivalent ounces)	**June 2025**	**1,125.8**	**95.2**	**123.8**	**233.8**	**51.7**	**139.5**	**4,340**
	June 2024	960.6	79.6	0.5	248.1	71.4	113.2	3,521
Gold price received (Dollar per equivalent ounce)	**June 2025**	**3,089**	**3,198**	**3,105**	**3,073**	**3,091**	**3,081**	**1,821,525**
	June 2024	2,211	2,233	2,339	2,203	2,215	2,215	1,333,053
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2025**	**59**	**38**	**146**	**35**	**25**	**128**	**2,351**
	June 2024	52	36	820	33	25	115	2,155
AISC (Dollar per ounce)	**June 2025**	**1,666**	**319**	**1,689**	**2,035**	**2,070**	**1,770**	**1,046,434**
	June 2024	1,730	830	125,081	1,822	1,917	1,906	1,147,032
Total AIC (Dollar per ounce)	**June 2025**	**1,844**	**443**	**2,328**	**2,035**	**2,070**	**1,770**	**1,046,434**
	June 2024	1,993	911	500,923	1,822	1,917	1,906	1,147,032

The average US Dollar/Rand exchange rates were US$1 = R18.39 for 2025 and US$1 = R18.72 for 2024.
The average Australian/US Dollar exchange rates were A$1 = US$0.63 for 2025 and A$1 = US$0.66 for 2024.
[1] For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields H1 Results 2025 33

Segmental operating and financial results continued

Figures in millions unless otherwise stated		United States Dollar				Australian Dollar			
		Australia				Australia[2]			
		Agnew	St Ives	Granny Smith	Gruyere 50%	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating results									
Ore milled/treated (000 tonnes)	**June 2025**	**598**	**2,294**	**705**	**2,249**	**598**	**2,294**	**705**	**2,249**
	June 2024	601	2,050	749	2,010	601	2,050	749	2,010
Yield (grams per tonne)	**June 2025**	**6.3**	**2.5**	**5.9**	**1.0**	**6.3**	**2.5**	**5.9**	**1.0**
	June 2024	5.7	2.1	5.2	1.0	5.7	2.1	5.2	1.0
Gold produced (000 managed equivalent ounces)	**June 2025**	**121.5**	**184.5**	**133.8**	**72.1**	**121.5**	**184.5**	**133.8**	**72.1**
	June 2024	110.3	139.0	125.9	63.4	110.3	139.0	125.9	63.4
Gold produced (000 attributable equivalent ounces)	**June 2025**	**121.5**	**184.5**	**133.8**	**72.1**	**121.5**	**184.5**	**133.8**	**72.1**
	June 2024	110.3	139.0	125.9	63.4	110.3	139.0	125.9	63.4
Gold sold (000 managed equivalent ounces)	**June 2025**	**112.5**	**168.7**	**128.7**	**71.9**	**112.5**	**168.7**	**128.7**	**71.9**
	June 2024	113.0	145.2	125.9	63.5	113.0	145.2	125.9	63.5
Gold price received (Dollar per equivalent ounce)	**June 2025**	**3,042**	**3,080**	**3,080**	**3,099**	**4,797**	**4,856**	**4,856**	**4,887**
	June 2024	2,204	2,204	2,228	2,199	3,346	3,346	3,382	3,337
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2025**	**201**	**89**	**174**	**32**	**318**	**140**	**275**	**50**
	June 2024	174	79	152	25	264	120	230	38
AISC (Dollar per ounce)	**June 2025**	**1,373**	**1,627**	**1,506**	**1,878**	**2,165**	**2,565**	**2,374**	**2,961**
	June 2024	1,356	1,862	1,256	1,755	2,059	2,827	1,907	2,665
Total AIC (Dollar per ounce)	**June 2025**	**1,637**	**2,072**	**1,537**	**1,878**	**2,581**	**3,267**	**2,423**	**2,961**
	June 2024	1,503	2,003	1,399	1,762	2,282	3,041	2,124	2,676

The average US Dollar/Rand exchange rates were US$1 = R18.39 for 2025 and US$1 = R18.72 for 2024.
The average Australian/US Dollar exchange rates were A$1 = US$0.63 for 2025 and A$1 = US$0.66 for 2024.
[2] *For Australia, all financial numbers are in Australian Dollar.*
Figures may not add as they are rounded independently.

34 Gold Fields H1 Results 2025

Figures in millions unless otherwise stated		United States Dollar					South African Rand	
			Peru	Chile	Ghana		South Africa	
		Total Mine Operations	Cerro Corona	Salares Norte Project	Tarkwa	Damang	South Deep	South Deep[1]
Financial results (US$ millions)								
Revenue	**June 2025**	**3,477.8**	**304.5**	**384.4**	**718.3**	**159.8**	**429.9**	**7,904.7**
	June 2024	2,124.2	177.9	1.2	546.7	158.2	250.7	4,693.4
Cost of sales before amortisation and depreciation	**June 2025**	**(1,199.6)**	**(91.8)**	**(63.5)**	**(307.4)**	**(91.8)**	**(179.5)**	**(3,300.8)**
	June 2024	(1,075.8)	(94.7)	22.5	(264.0)	(119.1)	(165.6)	(3,099.8)
Cost of sales before gold inventory change and amortisation and depreciation	**June 2025**	**(1,223.3)**	**(124.9)**	**(68.6)**	**(258.1)**	**(57.3)**	**(196.2)**	**(3,607.5)**
	June 2024	(1,024.4)	(108.7)	(13.1)	(239.6)	(62.1)	(170.7)	(3,194.8)
– Salaries and wages	**June 2025**	**(237.1)**	**(31.4)**	**(11.4)**	**(30.1)**	**(9.8)**	**(63.1)**	**(1,161.0)**
	June 2024	(199.5)	(22.7)	(0.8)	(28.5)	(9.7)	(55.6)	(1,041.4)
– Consumable stores	**June 2025**	**(203.7)**	**(14.4)**	**(6.4)**	**(49.1)**	**(16.2)**	**(1,068.0)**	**(58.1)**
	June 2024	(183.8)	(14.2)	–	(46.0)	(19.5)	(54.8)	(1,025.4)
– Utilities	**June 2025**	**(87.3)**	**(7.5)**	**(0.4)**	**(12.5)**	**(7.5)**	**(448.8)**	**(24.4)**
	June 2024	(81.9)	(7.2)	–	(10.8)	(11.9)	(18.6)	(348.0)
– Mine contractors	**June 2025**	**(433.3)**	**(59.0)**	**(4.6)**	**(138.3)**	**(17.4)**	**(479.8)**	**(26.1)**
	June 2024	(383.8)	(51.8)	(12.3)	(135.9)	(12.5)	(22.8)	(427.7)
– Other	**June 2025**	**(261.7)**	**(12.7)**	**(45.8)**	**(28.1)**	**(6.4)**	**(449.8)**	**(24.5)**
	June 2024	(175.6)	(12.8)	(0.1)	(18.4)	(8.4)	(18.8)	(352.3)
– Gold inventory change	**June 2025**	**23.7**	**33.1**	**5.0**	**(49.3)**	**(34.5)**	**16.7**	**306.6**
	June 2024	(51.4)	14.0	35.5	(24.4)	(57.0)	5.1	94.9
Amortisation of mining assets	**June 2025**	**(362.3)**	**(43.6)**	**(20.1)**	**(56.9)**	**(15.5)**	**(36.2)**	**(664.9)**
	June 2024	(262.7)	(25.3)	(26.0)	(52.4)	(16.1)	(28.2)	(527.0)
Other expenses	**June 2025**	**(67.1)**	**(10.9)**	**(6.9)**	**(5.1)**	**(2.2)**	**(1.7)**	**(31.9)**
	June 2024	(79.4)	(14.2)	(13.7)	(17.9)	(3.0)	(1.4)	(25.5)
Profit/(loss) before royalties and taxation	**June 2025**	**1,848.9**	**158.2**	**293.9**	**348.9**	**50.4**	**212.5**	**3,907.1**
	June 2024	706.3	43.7	(16.0)	212.4	20.0	55.6	1,041.0
Royalties, mining and income taxation	**June 2025**	**(640.0)**	**(64.2)**	**(90.3)**	**(135.8)**	**(21.6)**	**(68.2)**	**(1,254.5)**
	June 2024	(277.4)	(21.9)	3.1	(100.6)	(13.2)	(13.8)	(257.5)
– Normal taxation	**June 2025**	**(157.7)**	**(54.5)**	**(5.7)**	**(81.3)**	**(16.0)**	**(0.2)**	**(3.6)**
	June 2024	(78.7)	(19.4)	–	(53.1)	(6.0)	(0.1)	(2.1)
– Royalties	**June 2025**	**(97.2)**	**(8.1)**	**–**	**(35.9)**	**(8.0)**	**(7.7)**	**(141.7)**
	June 2024	(60.1)	(2.6)	–	(24.7)	(7.2)	(1.3)	(23.5)
– Deferred taxation	**June 2025**	**(385.2)**	**(1.6)**	**(84.6)**	**(18.5)**	**2.4**	**(60.3)**	**(1,109.3)**
	June 2024	(138.7)	–	3.1	(22.8)	–	(12.4)	(231.9)
Profit/(loss) before non-recurring items	**June 2025**	**1,208.9**	**94.0**	**203.6**	**213.1**	**28.8**	**144.3**	**2,652.6**
	June 2024	428.9	21.7	(12.8)	111.8	6.8	41.9	783.5
Non-recurring items	**June 2025**	**(10.4)**	**(0.1)**	**1.3**	**(2.3)**	**–**	**0.6**	**11.1**
	June 2024	(13.8)	–	–	(0.8)	–	0.4	7.9
Net profit/(loss)	**June 2025**	**1,198.5**	**94.0**	**204.9**	**210.8**	**28.8**	**144.9**	**2,663.7**
	June 2024	415.1	21.7	(12.8)	111.0	6.8	42.3	791.4
Capital expenditure	**June 2025**	**(658.0)**	**(4.5)**	**(210.4)**	**(118.2)**	**2.7**	**(50.6)**	**(930.4)**
	June 2024	(599.1)	(10.3)	(230.3)	(112.3)	(4.7)	(44.0)	(824.3)

The average US Dollar/Rand exchange rates were US$1 = R18.39 for 2025 and US$1 = R18.72 for 2024.
The average Australian/US Dollar exchange rates were A$1 = US$0.63 for 2025 and A$1 = US$0.66 for 2024.
[1] *For South Africa, all financial numbers are in Rand and Rand per kilogram.*
Figures may not add as they are rounded independently.

Gold Fields H1 Results **2025** 35

		United States Dollar					Australian Dollar				
		Australia					Australia[2]				
Figures in millions unless otherwise stated		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Financial results (US$ millions)											
Revenue	**June 2025**	**1,480.9**	**342.3**	**519.6**	**396.3**	**222.7**	**2,335.3**	**539.7**	**819.4**	**624.9**	**351.3**
	June 2024	989.5	249.2	320.1	280.5	139.8	1,502.0	378.3	485.9	425.8	212.1
Cost of sales before amortisation and depreciation	**June 2025**	**(465.7)**	**(113.0)**	**(172.5)**	**(115.7)**	**(64.5)**	**(734.1)**	**(178.2)**	**(271.9)**	**(182.4)**	**(101.7)**
	June 2024	(454.9)	(106.2)	(179.0)	(111.5)	(58.2)	(690.8)	(161.3)	(271.8)	(169.3)	(88.4)
Cost of sales before gold inventory change and amortisation and depreciation	**June 2025**	**(518.3)**	**(120.5)**	**(203.2)**	**(122.9)**	**(71.6)**	**(817.0)**	**(190.0)**	**(320.4)**	**(193.8)**	**(112.9)**
	June 2024	(430.3)	(104.4)	(162.4)	(113.7)	(49.8)	(653.5)	(158.6)	(246.5)	(172.6)	(75.7)
– Salaries and wages	**June 2025**	**(91.3)**	**(21.7)**	**(25.3)**	**(37.8)**	**(6.5)**	**(143.8)**	**(34.2)**	**(39.8)**	**(59.6)**	**(10.2)**
	June 2024	(82.1)	(22.0)	(18.2)	(36.3)	(5.6)	(124.7)	(33.4)	(27.6)	(55.1)	(8.6)
– Consumable stores	**June 2025**	**(59.5)**	**(11.0)**	**(21.7)**	**(16.5)**	**(10.3)**	**(93.8)**	**(17.3)**	**(34.2)**	**(26.0)**	**(16.3)**
	June 2024	(49.2)	(10.8)	(15.2)	(15.1)	(8.1)	(74.8)	(16.4)	(23.1)	(23.0)	(12.3)
– Utilities	**June 2025**	**(35.0)**	**(3.9)**	**(14.1)**	**(9.8)**	**(7.2)**	**(55.3)**	**(6.2)**	**(22.3)**	**(15.4)**	**(11.4)**
	June 2024	(33.5)	(2.7)	(14.6)	(9.1)	(7.1)	(50.9)	(4.1)	(22.1)	(13.9)	(10.8)
– Mine contractors	**June 2025**	**(188.0)**	**(52.2)**	**(96.7)**	**(18.7)**	**(20.4)**	**(296.1)**	**(82.2)**	**(152.4)**	**(29.4)**	**(32.1)**
	June 2024	(148.3)	(44.1)	(77.4)	(18.1)	(8.7)	(225.3)	(67.0)	(117.6)	(27.4)	(13.3)
– Other	**June 2025**	**(144.5)**	**(31.7)**	**(45.4)**	**(40.2)**	**(27.2)**	**(227.9)**	**(50.0)**	**(71.6)**	**(63.4)**	**(42.9)**
	June 2024	(117.2)	(24.8)	(37.0)	(35.1)	(20.3)	(178.0)	(37.7)	(56.2)	(53.3)	(30.8)
– Gold inventory change	**June 2025**	**52.6**	**7.5**	**30.7**	**7.2**	**7.1**	**82.9**	**11.8**	**48.5**	**11.4**	**11.2**
	June 2024	(24.6)	(1.8)	(16.6)	2.2	(8.4)	(37.3)	(2.7)	(25.2)	3.3	(12.7)
Amortisation of mining assets	**June 2025**	**(190.0)**					**(299.5)**				
	June 2024	(114.8)					(174.4)				
Other expenses	**June 2025**	**(40.3)**					**(63.5)**				
	June 2024	(29.3)					(44.4)				
Profit/(loss) before royalties and taxation	**June 2025**	**785.0**					**1,238.1**				
	June 2024	390.6					592.5				
Royalties, mining and income taxation	**June 2025**	**(260.0)**					**(409.8)**				
	June 2024	(131.0)					(199.0)				
– Normal taxation	**June 2025**	**–**					**–**				
	June 2024	–					–				
– Royalties	**June 2025**	**(37.4)**					**(59.0)**				
	June 2024	(24.4)					(37.0)				
– Deferred taxation	**June 2025**	**(222.5)**					**(350.8)**				
	June 2024	(106.6)					(161.9)				
Profit/(loss) before non-recurring items	**June 2025**	**525.0**					**828.3**				
	June 2024	259.6					393.5				
Non-recurring items	**June 2025**	**(9.9)**					**(15.6)**				
	June 2024	(13.4)					(20.3)				
Net profit/(loss)	**June 2025**	**515.1**					**812.7**				
	June 2024	246.2					373.2				
Capital expenditure	**June 2025**	**(276.9)**	**(42.8)**	**(121.2)**	**(57.0)**	**(55.8)**	**(436.5)**	**(67.5)**	**(191.1)**	**(89.9)**	**(88.0)**
	June 2024	(197.6)	(37.8)	(81.6)	(42.0)	(36.2)	(300.0)	(57.3)	(124.0)	(63.8)	(54.9)

The average Australian/US Dollar exchange rates were A$1 = US$0.63 for 2025 and A$1 = US$0.66 for 2024.

[2] *For Australia, all financial numbers are in Australian Dollar.*

Figures may not add as they are rounded independently.

36 Gold Fields H1 Results 2025

All-in cost

World Gold Council Industry Standard

United States Dollar

Figures in millions unless otherwise stated		**Total Group**	**Total Mine Operations**	**Peru**	**Chile**	**Ghana**		**South Africa**
				Cerro Corona	**Salares Norte**	**Tarkwa**	**Damang**	**South Deep**
Cost of sales before gold inventory change and amortisation and depreciation	**June 2025**	**(1,223.3)**	**(1,223.3)**	**(124.9)**	**(68.6)**	**(258.1)**	**(57.3)**	**(196.2)**
	June 2024	(1,024.4)	(1,024.4)	(108.7)	(13.1)	(239.6)	(62.1)	(170.7)
Gold inventory change (cash)	**June 2025**	**8.4**	**8.4**	**27.8**	**4.1**	**(37.2)**	**(34.5)**	**12.9**
	June 2024	(115.3)	(115.3)	13.2	12.7	(50.7)	(57.0)	3.5
Royalties	**June 2025**	**(97.2)**	**(97.2)**	**(8.1)**	**–**	**(35.9)**	**(8.0)**	**(7.7)**
	June 2024	(60.1)	(60.1)	(2.6)	–	(24.7)	(7.2)	(1.3)
Community/social responsibility costs	**June 2025**	**(10.6)**	**(10.6)**	**(2.7)**	**–**	**(5.0)**	**(0.7)**	**(2.2)**
	June 2024	(8.7)	(8.7)	(3.1)	–	(3.1)	(0.3)	(2.2)
Non-cash remuneration – share-based payments	**June 2025**	**(9.2)**	**(5.8)**	**(0.9)**	**(0.5)**	**(0.9)**	**–**	**(1.1)**
	June 2024	(3.5)	(1.8)	(0.7)	(0.1)	(0.5)	–	(0.1)
Cash remuneration (long-term incentive plan)	**June 2025**	**(14.6)**	**(12.0)**	**(1.9)**	**(0.8)**	**(2.1)**	**(0.5)**	**(2.5)**
	June 2024	(0.7)	(5.9)	0.2	–	(1.3)	1.0	(1.3)
Other	**June 2025**	**(9.3)**	**–**	**–**	**–**	**–**	**–**	**–**
	June 2024	(13.7)	–	–	–	–	–	–
By-product credits	**June 2025**	**120.7**	**120.7**	**109.0**	**8.6**	**0.9**	**0.1**	**0.5**
	June 2024	92.2	92.2	89.9	0.1	0.7	0.1	0.3
Rehabilitation amortisation and interest	**June 2025**	**(30.1)**	**(30.1)**	**(15.2)**	**(1.1)**	**(3.5)**	**(4.0)**	**–**
	June 2024	(21.5)	(21.5)	(9.0)	(1.2)	(2.7)	(3.0)	–
Sustaining capital expenditure	**June 2025**	**(502.8)**	**(502.0)**	**(0.9)**	**(143.6)**	**(118.2)**	**2.7**	**(50.6)**
	June 2024	(387.8)	(386.1)	(10.0)	(57.7)	(112.3)	(4.7)	(44.0)
Lease payments	**June 2025**	**(58.6)**	**(57.6)**	**(0.9)**	**(2.4)**	**(15.8)**	**(3.6)**	**–**
	June 2024	(58.4)	(57.2)	(0.9)	(1.4)	(16.4)	(3.7)	–
Exploration, feasibility and evaluation costs	**June 2025**	**(1.3)**	**(1.3)**	**(0.1)**	**–**	**–**	**(1.2)**	**–**
	June 2024	(1.5)	(1.5)	–	–	(1.5)	–	–
AISC	**June 2025**	**(1,827.8)**	**(1,810.7)**	**(18.8)**	**(204.3)**	**(475.8)**	**(107.0)**	**(247.0)**
	June 2024	(1,603.3)	(1,590.2)	(31.6)	(60.8)	(452.1)	(136.9)	(215.8)
Non-cash remuneration – share-based payments	**June 2025**	**(0.3)**	**–**	**–**	**–**	**–**	**–**	**–**
	June 2024	–	–	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**June 2025**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	June 2024	–	–	–	–	–	–	–
Lease payments	**June 2025**	**(4.6)**	**–**	**–**	**–**	**–**	**–**	**–**
	June 2024	(2.4)	–	–	–	–	–	–
Exploration, feasibility and evaluation costs	**June 2025**	**(132.5)**	**(37.6)**	**(3.7)**	**(10.7)**	**–**	**–**	**–**
	June 2024	(58.7)	(28.2)	(2.8)	(10.0)	–	–	–
Non-sustaining capital expenditure	**June 2025**	**(161.9)**	**(155.9)**	**(3.6)**	**(66.8)**	**–**	**–**	**–**
	June 2024	(228.4)	(213.0)	(0.3)	(172.5)	–	–	–
Total AIC	**June 2025**	**(2,127.1)**	**(2,004.3)**	**(26.2)**	**(281.8)**	**(475.8)**	**(107.0)**	**(247.0)**
	June 2024	(1,892.9)	(1,831.4)	(34.6)	(243.3)	(452.1)	(136.9)	(215.8)
Total all-in sustaining cost	**June 2025**	**(1,827.8)**	**(1,810.7)**	**(18.8)**	**(204.3)**	**(475.8)**	**(107.0)**	**(247.0)**
	June 2024	(1,603.3)	(1,590.2)	(31.6)	(60.8)	(452.1)	(136.9)	(215.8)
Gold only ounces sold – (000 ounces)	**June 2025**	**1,086.9**	**1,086.9**	**59.1**	**121.0**	**233.8**	**51.7**	**139.5**
	June 2024	919.0	919.0	38.0	0.5	248.1	71.4	113.2
AISC per ounce of gold sold US$/oz	**June 2025**	**1,682**	**1,666**	**319**	**1,689**	**2,035**	**2,070**	**1,770**
	June 2024	1,745	1,730	830	125,081	1,822	1,917	1,906
Total AIC	**June 2025**	**(2,127.1)**	**(2,004.3)**	**(26.2)**	**(281.8)**	**(475.8)**	**(107.0)**	**(247.0)**
	June 2024	(1,892.9)	(1,831.4)	(34.6)	(243.3)	(452.1)	(136.9)	(215.8)
Gold only ounces sold – (000 ounces)	**June 2025**	**1,086.9**	**1,086.9**	**59.1**	**121.0**	**233.8**	**51.7**	**139.5**
	June 2024	919.0	919.0	38.0	0.5	248.1	71.4	113.2
AIC per ounce of gold sold US$/oz	**June 2025**	**1,957**	**1,844**	**443**	**2,328**	**2,035**	**2,070**	**1,770**
	June 2024	2,060	1,993	911	500,923	1,822	1,917	1,906

Gold Fields H1 Results 2025 37

All-in cost continued

World Gold Council Industry Standard

Figures in millions unless otherwise stated		Australia				Corporate and projects
		Agnew	St Ives	Granny Smith	Gruyere 50%	
Cost of sales before gold inventory change and amortisation and depreciation	**June 2025**	**(120.5)**	**(203.2)**	**(122.9)**	**(71.6)**	**–**
	June 2024	(104.4)	(162.4)	(113.7)	(49.8)	–
Gold inventory change (cash)	**June 2025**	**7.1**	**17.1**	**6.0**	**5.0**	**–**
	June 2024	(4.3)	(18.1)	(0.1)	(14.4)	–
Royalties	**June 2025**	**(8.5)**	**(13.1)**	**(10.3)**	**(5.5)**	**–**
	June 2024	(6.2)	(7.9)	(6.9)	(3.5)	–
Community/social responsibility costs	**June 2025**	**–**	**–**	**–**	**–**	**–**
	June 2024	–	–	–	–	–
Non-cash remuneration – share-based payments	**June 2025**	**(0.6)**	**(0.8)**	**(0.7)**	**(0.4)**	**(3.4)**
	June 2024	(0.1)	(0.1)	(0.1)	(0.1)	(1.8)
Cash remuneration (long-term incentive plan)	**June 2025**	**(0.8)**	**(1.6)**	**(1.3)**	**(0.4)**	**(2.6)**
	June 2024	(0.7)	(1.6)	(1.5)	(0.6)	5.2
Other	**June 2025**	**–**	**–**	**–**	**–**	**(9.3)**
	June 2024	–	–	–	–	(13.7)
By-product credits	**June 2025**	**0.3**	**0.7**	**0.1**	**0.5**	**–**
	June 2024	0.3	0.4	0.1	0.3	–
Rehabilitation amortisation and interest	**June 2025**	**(1.5)**	**(2.1)**	**(1.5)**	**(1.1)**	**–**
	June 2024	(1.0)	(2.3)	(1.6)	(0.8)	–
Sustaining capital expenditure	**June 2025**	**(18.8)**	**(61.9)**	**(54.8)**	**(55.8)**	**(0.8)**
	June 2024	(26.7)	(69.2)	(25.2)	(36.2)	(1.7)
Lease payments	**June 2025**	**(11.3)**	**(9.5)**	**(8.3)**	**(5.7)**	**(1.1)**
	June 2024	(10.1)	(9.1)	(9.2)	(6.5)	(1.2)
Exploration, feasibility and evaluation costs	**June 2025**	**–**	**–**	**–**	**–**	**–**
	June 2024	–	–	–	–	–
AISC	**June 2025**	**(154.5)**	**(274.5)**	**(193.8)**	**(135.0)**	**(17.1)**
	June 2024	(153.2)	(270.3)	(158.1)	(111.5)	(13.1)
Non-cash remuneration – share-based payments	**June 2025**	**–**	**–**	**–**	**–**	**(0.3)**
	June 2024	–	–	–	–	–
Cash remuneration (long-term incentive plan)	**June 2025**	**–**	**–**	**–**	**–**	**–**
	June 2024	–	–	–	–	–
Lease payments	**June 2025**	**–**	**–**	**–**	**–**	**(4.6)**
	June 2024	–	–	–	–	(2.4)
Exploration, feasibility and evaluation costs	**June 2025**	**(5.6)**	**(15.8)**	**(1.8)**	**–**	**(94.8)**
	June 2024	(5.6)	(8.1)	(1.2)	(0.5)	(30.6)
Non-sustaining capital expenditure	**June 2025**	**(24.1)**	**(59.3)**	**(2.2)**	**–**	**(6.0)**
	June 2024	(11.0)	(12.4)	(16.8)	–	(15.3)
Total AIC	**June 2025**	**(184.2)**	**(349.6)**	**(197.8)**	**(135.0)**	**(122.8)**
	June 2024	(169.9)	(290.8)	(176.1)	(112.0)	(61.5)
Total all-in sustaining cost	**June 2025**	**(154.5)**	**(274.5)**	**(193.8)**	**(135.0)**	**(17.1)**
	June 2024	(153.2)	(270.3)	(158.1)	(111.5)	(13.1)
Gold only ounces sold – (000 ounces)	**June 2025**	**112.5**	**168.7**	**128.7**	**71.9**	**–**
	June 2024	113.0	145.2	125.9	63.5	–
AISC per ounce of gold sold US$/oz	**June 2025**	**1,373**	**1,627**	**1,506**	**1,878**	**–**
	June 2024	1,356	1,862	1,256	1,755	–
Total AIC	**June 2025**	**(184.2)**	**(349.6)**	**(197.8)**	**(135.0)**	**(122.8)**
	June 2024	(169.9)	(290.8)	(176.1)	(112.0)	(61.5)
Gold only ounces sold – (000 ounces)	**June 2025**	**112.5**	**168.7**	**128.7**	**71.9**	**–**
	June 2024	113.0	145.2	125.9	63.5	–
AIC per ounce of gold sold US$/oz	**June 2025**	**1,637**	**2,072**	**1,537**	**1,878**	**–**
	June 2024	1,503	2,003	1,399	1,762	–

38 Gold Fields H1 Results 2025

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

		United States Dollars						
				Peru	Chile	Ghana		South Africa
Figures in millions unless otherwise stated		Total Group	Total Mine Operations	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep
AISC (per table on page 37)	**June 2025**	**(1,827.8)**	**(1,810.7)**	**(18.8)**	**(204.3)**	**(475.8)**	**(107.0)**	**(247.0)**
	June 2024	(1,603.3)	(1,590.2)	(31.6)	(60.8)	(452.1)	(136.9)	(215.8)
Add back by-product credits	**June 2025**	**(120.7)**	**(120.7)**	**(109.0)**	**(8.6)**	**(0.9)**	**(0.1)**	**(0.5)**
	June 2024	(92.2)	(92.2)	(89.9)	(0.1)	(0.7)	(0.1)	(0.3)
AISC gross of by-product credits	**June 2025**	**(1,948.6)**	**(1,931.4)**	**(127.9)**	**(212.9)**	**(476.6)**	**(107.1)**	**(247.5)**
	June 2024	(1,695.5)	(1,682.4)	(121.4)	(60.8)	(452.8)	(137.0)	(216.1)
Gold-equivalent ounces sold	**June 2025**	**1,125.8**	**1,125.8**	**95.2**	**123.8**	**233.8**	**51.7**	**139.5**
	June 2024	960.6	960.6	79.6	0.5	248.1	71.4	113.2
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2025**	**1,731**	**1,716**	**1,343**	**1,720**	**2,039**	**2,072**	**1,774**
	June 2024	1,765	1,751	1,525	117,386	1,825	1,918	1,909
AIC (per table on page 37)	**June 2025**	**(2,127.1)**	**(2,004.3)**	**(26.2)**	**(281.8)**	**(475.8)**	**(107.0)**	**(247.0)**
	June 2024	(1,892.9)	(1,831.4)	(34.6)	(243.3)	(452.1)	(136.9)	(215.8)
Add back by-product credits	**June 2025**	**(120.7)**	**(120.7)**	**(109.0)**	**(8.6)**	**(0.9)**	**(0.1)**	**(0.5)**
	June 2024	(92.2)	(92.2)	(89.9)	(0.1)	(0.7)	(0.1)	(0.3)
AIC gross of by-product credits	**June 2025**	**(2,247.8)**	**(2,125.0)**	**(135.2)**	**(290.4)**	**(476.6)**	**(107.1)**	**(247.5)**
	June 2024	(1,985.1)	(1,923.6)	(124.5)	(243.4)	(452.8)	(137.0)	(216.1)
Gold-equivalent ounces sold	**June 2025**	**1,125.8**	**1,125.8**	**95.2**	**123.8**	**233.8**	**51.7**	**139.5**
	June 2024	960.6	960.6	79.6	0.5	248.1	71.4	113.2
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2025**	**1,997**	**1,888**	**1,420**	**2,345**	**2,039**	**2,072**	**1,774**
	June 2024	2,066	2,002	1,563	469,667	1,825	1,918	1,909

Gold Fields H1 Results **2025** 39

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

continued

World Gold Council Industry Standard

		United States Dollar				
		Australia				Corporate and projects
Figures in millions unless otherwise stated		Agnew	St Ives	Granny Smith	Gruyere 50%	
AISC (per table on page 38)	**June 2025**	**(154.5)**	**(274.5)**	**(193.8)**	**(135.0)**	**(17.1)**
	June 2024	(153.2)	(270.3)	(158.1)	(111.5)	(13.1)
Add back by-product credits	**June 2025**	**(0.3)**	**(0.7)**	**(0.1)**	**(0.5)**	**–**
	June 2024	(0.3)	(0.4)	(0.1)	(0.3)	–
AISC gross of by-product credits	**June 2025**	**(154.8)**	**(275.2)**	**(193.9)**	**(135.5)**	**(17.1)**
	June 2024	(153.5)	(270.7)	(158.2)	(111.8)	(13.1)
Gold-equivalent ounces sold	**June 2025**	**112.5**	**168.7**	**128.7**	**71.9**	**–**
	June 2024	113.0	145.2	125.9	63.5	–
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2025**	**1,376**	**1,631**	**1,507**	**1,885**	**–**
	June 2024	1,358	1,865	1,257	1,760	–
AIC (per table on page 38)	**June 2025**	**(184.2)**	**(349.6)**	**(197.8)**	**(135.0)**	**(122.8)**
	June 2024	(169.9)	(290.8)	(176.1)	(112.0)	(61.5)
Add back by-product credits	**June 2025**	**(0.3)**	**(0.7)**	**(0.1)**	**(0.5)**	**–**
	June 2024	(0.3)	(0.4)	(0.1)	(0.3)	–
AIC gross of by-product credits	**June 2025**	**(184.5)**	**(350.3)**	**(197.9)**	**(135.5)**	**(122.8)**
	June 2024	(170.1)	(291.2)	(176.2)	(112.3)	(61.5)
Gold-equivalent ounces sold	**June 2025**	**112.5**	**168.7**	**128.7**	**71.9**	**–**
	June 2024	113.0	145.2	125.9	63.5	–
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2025**	**1,640**	**2,076**	**1,538**	**1,885**	**–**
	June 2024	1,505	2,006	1,399	1,768	–

40 Gold Fields H1 Results 2025

Underground and surface

			Peru	Chile	Ghana		South Africa	Australia			
Ounces with metric tonnes and grade		**Total Mine Operations**	**Cerro Corona**	**Salares Norte**	**Tarkwa**	**Damang**	**South Deep**	**Agnew**	**St Ives**	**Granny Smith**	**Gruyere 50%**
Tonnes mined (000 tonnes)											
– underground ore	**June 2025**	**3,225**	**–**	**–**	**–**	**–**	**827**	**549**	**1,141**	**708**	**–**
	June 2024	2,971	–	–	–	–	779	594	830	767	–
– underground waste	**June 2025**	**1,395**	**–**	**–**	**–**	**–**	**154**	**478**	**500**	**264**	**–**
	June 2024	1,210	–	–	–	–	209	376	378	246	–
– surface ore	**June 2025**	**16,997**	**7,024**	**930**	**5,552**	**10**	**–**	**–**	**1,114**	**–**	**2,367**
	June 2024	14,467	5,101	1,415	6,914	–	–	–	–	–	1,038
– total	**June 2025**	**21,617**	**7,024**	**930**	**5,552**	**10**	**981**	**1,027**	**2,755**	**971**	**2,367**
	June 2024	18,649	5,101	1,415	6,914	–	988	971	1,209	1,014	1,038
Grade mined (grams per tonne)											
– underground ore	**June 2025**	**5.2**	**–**	**–**	**–**	**–**	**6.0**	**6.3**	**3.6**	**6.1**	**–**
	June 2024	5.2	–	–	–	–	5.4	5.9	4.2	5.5	–
– surface ore	**June 2025**	**1.2**	**0.6**	**4.9**	**1.1**	**0.8**	**–**	**–**	**2.0**	**–**	**1.1**
	June 2024	1.3	0.5	4.6	1.2	–	–	–	–	–	1.3
– total	**June 2025**	**1.8**	**0.6**	**4.9**	**1.1**	**0.8**	**5.1**	**6.3**	**2.8**	**6.1**	**1.1**
	June 2024	1.9	0.5	4.6	1.2	–	4.3	5.9	4.2	5.5	1.3
Gold mined (000 ounces)											
– underground ore	**June 2025**	**543.6**	**–**	**–**	**–**	**–**	**160.4**	**111.3**	**132.0**	**139.8**	**–**
	June 2024	497.6	–	–	–	–	135.4	113.2	112.3	136.7	–
– surface ore	**June 2025**	**647.7**	**144.2**	**146.9**	**204.8**	**0.2**	**–**	**–**	**71.5**	**–**	**80.0**
	June 2024	586.8	74.8	209.8	258.1	–	–	–	–	–	44.1
– total	**June 2025**	**1,191.3**	**144.2**	**146.9**	**204.8**	**0.2**	**160.4**	**111.3**	**203.5**	**139.8**	**80.0**
	June 2024	1,084.4	74.8	209.8	258.1	–	135.4	113.2	112.3	136.7	44.1
Ore milled/treated (000 tonnes)											
– underground ore	**June 2025**	**3,232**	**–**	**–**	**–**	**–**	**788**	**598**	**1,141**	**705**	**–**
	June 2024	3,090	–	–	–	–	764	601	976	749	–
– underground waste	**June 2025**	**126**	**–**	**–**	**–**	**–**	**126**	**–**	**–**	**–**	**–**
	June 2024	123	–	–	–	–	123	–	–	–	–
– surface ore	**June 2025**	**17,535**	**3,276**	**469**	**7,441**	**2,327**	**620**	**–**	**1,153**	**–**	**2,249**
	June 2024	16,545	3,023	16	7,350	2,476	596	–	1,074	–	2,010
– total	**June 2025**	**20,893**	**3,276**	**469**	**7,441**	**2,327**	**1,534**	**598**	**2,294**	**705**	**2,249**
	June 2024	19,757	3,023	16	7,350	2,476	1,482	601	2,050	749	2,010
Yield (grams per tonne)											
– underground ore	**June 2025**	**5.1**	**–**	**–**	**–**	**–**	**5.9**	**6.3**	**3.3**	**5.9**	**–**
	June 2024	4.6	–	–	–	–	4.7	5.7	3.5	5.2	–
– surface ore	**June 2025**	**1.1**	**0.9**	**8.2**	**1.0**	**0.7**	**0.1**	**–**	**1.7**	**–**	**1.0**
	June 2024	0.9	0.8	1.0	1.0	0.9	0.1	–	0.8	–	1.0
– combined	**June 2025**	**1.7**	**0.9**	**8.2**	**1.0**	**0.7**	**3.1**	**6.3**	**2.5**	**5.9**	**1.0**
	June 2024	1.5	0.8	1.0	1.0	0.9	2.5	5.7	2.1	5.2	1.0
Gold produced (000 ounces)											
– underground ore	**June 2025**	**526.2**	**–**	**–**	**–**	**–**	**150.7**	**121.5**	**120.2**	**133.8**	**–**
	June 2024	461.2	–	–	–	–	114.5	110.3	110.4	125.9	–
– surface ore	**June 2025**	**644.5**	**97.4**	**123.6**	**232.9**	**51.7**	**2.4**	**–**	**64.3**	**–**	**72.1**
	June 2024	492.8	78.5	0.5	247.7	71.8	2.3	–	28.6	–	63.4
– total	**June 2025**	**1,170.7**	**97.4**	**123.6**	**232.9**	**51.7**	**153.1**	**121.5**	**184.5**	**133.8**	**72.1**
	June 2024	954.0	78.5	0.5	247.7	71.8	116.8	110.3	139.0	125.9	63.4
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)											
– underground	**June 2025**	**163**	**–**	**–**	**–**	**–**	**184**	**201**	**120**	**174**	**–**
	June 2024	151	–	–	–	–	165	174	124	152	–
– surface	**June 2025**	**39**	**38**	**146**	**35**	**25**	**46**	**–**	**58**	**–**	**32**
	June 2024	33	36	820	33	25	41	–	38	–	25
– total	**June 2025**	**59**	**38**	**146**	**33**	**25**	**128**	**201**	**89**	**174**	**32**
	June 2024	52	36	820	35	25	115	174	79	152	25

Gold Fields H1 Results **2025** 41

Review of operations

Quarter ended 30 June 2025 compared with quarter ended 31 March 2025

Figures may not add as they are rounded independently.

Gruyere

		June 2025	March 2025	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,408**	2,326	4 %
Waste (Capital)	000 tonnes	**12,853**	11,194	15 %
Waste (Operational)	000 tonnes	**1,983**	3,716	(47)%
Total waste mined	000 tonnes	**14,836**	14,910	— %
Total tonnes mined	000 tonnes	**17,244**	17,236	— %
Grade mined	g/t	**1.05**	1.05	— %
Gold mined	000'oz	**81.3**	78.8	3 %
Strip ratio	waste/ ore	**6.2**	6.4	(3)%
Tonnes milled	000 tonnes	**2,236**	2,261	(1)%
Yield	g/t	**1.02**	0.98	4 %
Gold produced	000'oz	**73.0**	71.2	3 %
Gold sold	000'oz	**75.5**	68.3	11 %
AIC and capital in table on a 50% basis				
AISC	A$/oz	**3,072**	2,837	8 %
	US$/oz	**1,966**	1,781	10 %
AIC	A$/oz	**3,027**	2,888	5 %
	US$/oz	**1,937**	1,813	7 %
Sustaining capital expenditure	A$m	**48.5**	39.4	23 %
	US$m	**31.0**	24.8	25 %
Non-sustaining capital expenditure	A$m	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure	A$m	**48.5**	39.4	23 %
	US$m	**31.0**	24.8	25 %

Gold production increased by 3% to 73,000oz in the June quarter from 71,200oz in the March quarter mainly due to a 4% increase in yield.

Higher cost of sales before amortisation and depreciation and increased capital expenditure, partially offset by higher gold sold resulted in a 5% increase in AIC to A$3,027/oz (US$1,937oz) in the June quarter from A$2,888/oz (US$1,813/oz) in the March quarter.

Total capital expenditure (on a 50% basis) was 23% up at A$49m (US$31m) in the June quarter compared to A$39m (US$25m) in the March quarter, with increased pre-strip mining in the June quarter at stage 6 of the Gruyere pit, and expenditure on a geotechnical assessment for an underground feasibility study.

42 Gold Fields H1 Results 2025

Review of operations continued

Granny Smith

		June 2025	March 2025	% Variance
Underground ore mined	000 tonnes	**361**	346	4 %
Underground waste mined	000 tonnes	**125**	139	(10)%
Total tonnes mined	000 tonnes	**486**	485	— %
Grade mined – underground	g/t	**6.47**	5.81	11 %
Gold mined	000'oz	**75.1**	64.7	16 %
Tonnes milled	000 tonnes	**364**	340	7 %
Yield	g/t	**6.10**	5.70	7 %
Gold produced	000'oz	**71.4**	62.3	15 %
Gold sold	000'oz	**61.6**	67.1	(8)%
AISC	A$/oz	**2,287**	2,455	(7)%
	US$/oz	**1,468**	1,541	(5)%
AIC	A$/oz	**2,346**	2,494	(6)%
	US$/oz	**1,506**	1,566	(4)%
Sustaining capital expenditure	A$m	**34.2**	52.2	(34)%
	US$m	**22.1**	32.8	(33)%
Non-sustaining capital expenditure	A$m	**1.9**	1.5	27 %
	US$m	**1.2**	1.0	20 %
Total capital expenditure	A$m	**36.1**	53.7	(33)%
	US$m	**23.3**	33.8	(31)%

Gold production increased by 15% to 71,400oz in the June quarter from 62,300oz in the March quarter due to a 7% increase in tonnes processed attributable to increased ore mined, combined with a 7% increase in yield due to higher grade of ore mined. Ore extraction was primarily focused in the Z120 and Z135 areas, where increased volumes of higher-grade ore were mined.

Lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold resulted in a 6% decrease in AIC to A$2,346/oz (US$1,506/oz in the June quarter from A$2,494/ oz (US$1,566/oz) in the March quarter.

Total capital expenditure decreased by 33% to A$36m (US$23m) in the June quarter from A$54m (US$34m) in the March quarter following lower development and infrastructure spend in the Z135 area.

Gold Fields H1 Results 2025 43

Review of operations continued

St Ives

		June 2025	March 2025	% Variance
Underground				
Ore mined	000 tonnes	**581**	560	4 %
Waste mined	000 tonnes	**247**	253	(2)%
Total tonnes mined	000 tonnes	**828**	813	2 %
Grade mined	g/t	**3.73**	3.47	7 %
Gold mined	000'oz	**69.6**	62.4	12 %
Surface				— %
Ore mined	000 tonnes	**681**	433	57 %
Waste (Capital)	000 tonnes	**800**	1,724	(54)%
Waste (Operational)	000 tonnes	**1,192**	651	83 %
Total waste mined	000 tonnes	**1,992**	2,375	(16)%
Total tonnes mined	000 tonnes	**2,673**	2,808	(5)%
Grade mined	g/t	**2.11**	1.82	16 %
Gold mined	000'oz	**46.1**	25.4	81 %
Strip ratio	waste/ ore	**2.9**	5.5	(47)%
Total (underground and surface)				— %
Total ore mined	000 tonnes	**1,262**	993	27 %
Total grade mined	g/t	**2.85**	2.75	4 %
Total tonnes mined	000 tonnes	**3,501**	3,621	(3)%
Total gold mined	000'oz	**115.7**	87.8	32 %
Tonnes milled	000 tonnes	**1,160**	1,134	2 %
Yield – underground	g/t	**3.42**	3.13	9 %
Yield – surface	g/t	**1.89**	1.57	20 %
Yield – combined	g/t	**2.66**	2.34	14 %
Gold produced	000'oz	**99.2**	85.2	16 %
Gold sold	000'oz	**83.5**	85.2	(2)%
AISC	A$/oz	**2,424**	2,703	(10)%
	US$/oz	**1,556**	1,697	(8)%
AIC	A$/oz	**3,217**	3,315	(3)%
	US$/oz	**2,063**	2,081	(1)%
Sustaining capital expenditure	A$m	**37.3**	60.4	(38)%
	US$m	**24.0**	37.9	(37)%
Non-sustaining capital expenditure	A$m	**53.2**	40.3	32 %
	US$m	**34.0**	25.3	34 %
Total capital expenditure	A$m	**90.5**	100.7	(10)%
	US$m	**58.0**	63.2	(8)%

Gold production increased by 16% to 99,200oz in the June quarter from 85,200oz in the March quarter due to increased ore volumes and increased grade of ore mined from Hamlet underground mine and Swiftsure open pit which resulted in a higher yield achieved.

Lower capital expenditure and lower cost of sales before amortisation and depreciation, partially offset by lower gold sold resulted in a 3% decrease in AIC to A$3,217/oz (US$2,063/oz) in the June quarter from A$3,315/oz (US$2,081/oz) in the March quarter.

Total capital expenditure decreased by 10% to A$91m (US$58m) in the June quarter from A$101m (US$63m) in the March quarter. The June quarter capital included A$10m (US$6m) was spent on pre-stripping of the Invincible South Stage 2 open pit, while pre-stripping of the Swiftsure Stage 2 open pit was concluded as well as A$37m (US$24m) was spent on the Renewables Power Project.

44 Gold Fields H1 Results 2025

Review of operations continued

Agnew

		June 2025	March 2025	% Variance
Underground ore mined	000 tonnes	**254**	295	(14)%
Underground waste mined	000 tonnes	**246**	231	6 %
Total tonnes mined	000 tonnes	**500**	526	(5)%
Grade mined – underground	g/t	**6.13**	6.45	(5)%
Gold mined	000'oz	**50.2**	61.2	(18)%
Tonnes milled	000 tonnes	**323**	275	17 %
Yield – underground	g/t	**5.39**	7.41	(27)%
Gold produced	000'oz	**56.1**	65.5	(14)%
Gold sold	000'oz	**50.1**	62.4	(20)%
AISC	A$/oz	**2,493**	1,901	31 %
	US$/oz	**1,597**	1,194	34 %
AIC	A$/oz	**3,154**	2,120	49 %
	US$/oz	**2,018**	1,331	52 %
Sustaining capital expenditure	A$m	**14.6**	15.0	(3)%
	US$m	**9.4**	9.4	— %
Non-sustaining capital expenditure	A$m	**27.5**	10.4	164 %
	US$m	**17.5**	6.6	165 %
Total capital expenditure	A$m	**42.1**	25.4	66 %
	US$m	**26.9**	16.0	68 %

Gold production decreased by 14% to 56,100oz in the June 2025 quarter from 65,500oz in the March 2025 quarter due to a 27% decrease in yield partially offset by an 17% increase in tonnes milled. The planned winding down of mining operations at New Holland and focus on development in the Waroonga complex resulted in a 14% decrease in ore mined to 254,000 tonnes in the June quarter compared to 295,000 tonnes in the March quarter. To offset the reduction in ROM, lower-grade stockpiles were processed to maintain mill capacity, which reduced yield.

Lower gold sold and increased capital expenditure resulted in a 49% in increase in AIC to A$3,154/oz (US$2,018/oz) in the June quarter from A$2,120/oz (US$1,331/oz) in the March quarter.

Total capital expenditure increased by 66% to A$42m (US$27m) in the June quarter from A$25m (US$16m) in the March quarter with increased mine development at the new Redeemer underground mine and the lower Kath area of the Waroonga complex.

Gold Fields H1 Results 2025 45

Review of operations continued

South Deep

		June 2025	March 2025	% Variance
Ore mined	000 tonnes	**411**	417	(1%)
Waste mined	000 tonnes	**81**	73	11%
Total tonnes	000 tonnes	**492**	489	1%
Grade mined – underground reef	g/t	**6.03**	6.03	—%
Grade mined – underground total	g/t	**5.04**	5.13	(2%)
Gold mined	kg	**2,478**	2,511	(1%)
	000'oz	**79.7**	80.7	(1%)
Development	m	**3,322**	2,762	20%
Secondary support	m	**4,038**	3,168	27%
Backfill	m^3	**164,256**	141,607	16%
Ore milled – underground reef	000 tonnes	**414**	374	11%
Ore milled – underground waste	000 tonnes	**81**	46	76%
Total underground tonnes milled	000 tonnes	**495**	420	18%
Ore milled – surface	000 tonnes	**329**	291	13%
Total tonnes milled	000 tonnes	**824**	711	16%
Yield – underground reef	g/t	**5.99**	5.90	2%
Surface yield	g/t	**0.12**	0.12	—%
Total yield	g/t	**3.06**	3.16	(3%)
Gold produced	kg	**2,518**	2,244	12%
	000'oz	**81.0**	72.2	12%
Gold sold	kg	**2,243**	2,096	7%
	000'oz	**72.1**	67.4	7%
AISC	R/kg	**1,059,492**	1,032,462	3%
	US$/oz	**1,801**	1,737	4%
AIC	R/kg	**1,059,492**	1,032,462	3%
	US$/oz	**1,801**	1,737	4%
Sustaining capital expenditure	Rm	**499.7**	430.7	16%
	US$m	**27.3**	23.3	17%
Non-sustaining capital expenditure	Rm	**—**	—	—%
	US$m	**—**	—	—%
Total capital expenditure	Rm	**499.7**	430.7	16%
	US$m	**27.3**	23.3	17%

Gold production increased by 12% to 2,518 kg (81.0 koz) in the June 2025 quarter, up from 2,244 kg (72.2 koz) in the March 2025 quarter. This increase was primarily driven by ore phasing, improved mine call factor and enhanced plant recovery factor. Underground reef ore milled increased by 11%, while underground waste milled increased by 76% driven primarily by the hoisting of backlog waste material to facilitate development towards the South of Wrench area.

AIC R/kg increased by 3% to R1,059,492/kg (US$1,801/oz) due to higher royalty cost linked to higher revenue and net profit, and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 16% to R500m (US$27m) in the June 2025 quarter from R431m (US$23m) in the March 2025 quarter. The increased expenditure is due to an increase in capital development, major component replacements on the fleet and the implementation of the collision avoidance system underground.

46 Gold Fields H1 Results 2025

Review of operations continued Damang June 2025 March 2025 % Variance Ore mined 000 tonnes 10 — 100 % Waste (Operational) 000 tonnes 516 — 100 % Total tonnes mined 000 tonnes 526 — 100 % Strip ratio waste/ ore 53.3 — 100 % Grade mined g/t 0.78 — 100 % Gold mined 000’oz 0.2 — 100 % Tonnes milled 000 tonnes 1,173 1,154 2 % Yield g/t 0.69 0.69 — % Gold produced 000’oz 26.0 25.7 1 % Gold sold 000’oz 26.0 25.7 1 % AISC US$/oz 2,070 2,069 — % AIC US$/oz 2,070 2,069 — % Gold production increased by 1% to 26,000oz in the June quarter from 25,700oz in the March quarter due to higher tonnes milled. Total tonnes mined increased by 100% in the June quarter to 526Kt from nil in the March quarter due to resumption of open pit mining activities in the month of June 2025. AIC increased marginally to US$2,070/oz in the June quarter from US$2,069/oz in the March quarter due to higher royalties as a result the higher gold price received. Gold Fields H1 Results 2025 47

Review of operations continued

Tarkwa

		June 2025	March 2025	% Variance
Ore mined	000 tonnes	**2,499**	3,053	(18)%
Waste (Capital)	000 tonnes	**9,860**	7,866	25 %
Waste (Operational)	000 tonnes	**11,138**	12,995	(14)%
Total waste mined	000 tonnes	**20,998**	20,861	1 %
Total tonnes mined	000 tonnes	**23,497**	23,914	(2)%
Strip ratio	waste/ ore	**8.4**	6.8	24 %
Grade mined	g/t	**1.12**	1.17	(4)%
Gold mined	000'oz	**90.1**	114.7	(21)%
Tonnes milled	000 tonnes	**3,802**	3,639	4 %
Yield	g/t	**0.87**	1.08	(19)%
Gold produced	000'oz	**106.6**	126.3	(16)%
Gold sold	000'oz	**104.6**	129.2	(19)%
AISC	US$/oz	**2,329**	1,797	30 %
AIC	US$/oz	**2,329**	1,797	30 %
Sustaining capital expenditure	US$m	**62.3**	56.0	11 %
Non-sustaining capital expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**62.3**	56.0	11 %

Gold production decreased by 16% to 106,600oz in the June quarter from 126,300oz in the March quarter due to lower yield. Yield decreased by 19% to 0.87g/t in the June quarter from 1.08g/t in the March quarter due to lower feed grade in the June quarter. In the June quarter, 2.18/Mt was fed from ex-pit at a grade of 1.11g/t and 1.62Mt from stockpile at a grade of 0.78g/t, while 2.50Mt was fed from ex-pit at a grade of 1.26g/t and 1.14Mt from stockpile at a grade of 0.87g/t in the March quarter.

AIC increased by 30% to US$2,329/oz in the June quarter from US$1,797/oz in the March quarter mainly due to lower gold sold and higher capital expenditure. Gold sold decreased by 19% to 104,600oz in the June quarter from 129,200oz in the March quarter due to lower gold produced.

Total capital expenditure increased by 11% to US$62m in the June quarter from US$56m in the March quarter due to higher capital waste tonnes mined in the June quarter.

48 Gold Fields H1 Results 2025

Review of operations continued

Salares Norte

		June 2025	March 2025	% Variance
Ore mined	000 tonnes	**543**	388	40 %
Waste (capital)	000 tonnes	**5,755**	5,920	(3)%
Waste (operational)	000 tonnes	**266**	158	68 %
Total waste mined	000 tonnes	**6,021**	6,078	(1)%
Total tonnes mined	000 tonnes	**6,564**	6,466	2 %
Strip ratio	waste/ ore	**11.09**	15.66	(29)%
Grade mined – gold	g/t	**5.42**	4.20	29 %
Grade mined – silver	g/t	**161.79**	139.61	16 %
Gold mined	000'oz	**94.6**	52.3	81 %
Silver mined	000'oz	**2,823.3**	1,739.7	62 %
Tonnes milled	000 tonnes	**296**	173	71 %
Gold recoveries	per cent	**85 %**	84 %	1 %
Silver recoveries	per cent	**69 %**	39 %	77 %
Yield – gold	g/t	**7.6**	8.8	(14)%
– silver	per cent	**14.8**	22.2	(33)%
– combined	eq g/t	**7.7**	9.0	(14)%
Gold produced	000'oz	**72.0**	48.8	48 %
Silver produced	000'oz	**140.9**	123.4	14 %
Total equivalent gold produced	000' eq oz	**73.4**	50.2	46 %
Total equivalent gold sold	000' eq oz	**72.8**	51.0	43 %
AISC	US$/oz	**1,638**	1,761	(7)%
AISC	US$/ eq oz	**1,669**	1,792	(7)%
AIC	US$/oz	**2,215**	2,492	(11)%
AIC	US$/ eq oz	**2,235**	2,502	(11)%
Sustaining capital expenditure	US$m	**79.2**	64.4	23 %
Non-sustaining expenditure	US$m	**36.9**	29.9	23 %
Total capital expenditure	US$m	**116.1**	94.3	23 %

Gold and silver production in the June 2025 quarter were 72,000oz Au and 140,900oz Ag, respectively, resulting in gold-equivalent production of 73,400oz, a 46% increase in gold-equivalent production compared to the March quarter, which is in line with the ramp up plan.

During the June quarter, the focus was on ensuring compliance with the ramp-up plan towards commercial levels of production and ensuring that the processing plant is prepared to operate as envisaged through the winter season.

AIC decreased by 11% to US$2,215/oz in the June 2025 quarter from US$2,492/oz in the March 2025 quarter mainly due to higher gold sold, partially offset by higher capital expenditure.

Total capital expenditure increased by 23% to US$116m in the June quarter from US$94m in the March quarter mainly due to the increase in expenditure related to the preparation of the plant for winter conditions.

Gold Fields H1 Results 2025 49

Review of operations continued

Cerro Corona

		June 2025	March 2025	% Variance
Ore mined	000 tonnes	**4,273**	2,750	55 %
Waste mined	000 tonnes	**1,083**	2,225	(51)%
Total tonnes mined	000 tonnes	**5,356**	4,976	8 %
Strip ratio	waste/ ore	**0.25**	0.81	(69)%
Grade mined – gold	g/t	**0.66**	0.60	10 %
Grade mined – copper	per cent	**0.38**	0.34	12 %
Gold mined	000'oz	**91.2**	52.9	72 %
Copper mined	000 tonnes	**16,305**	9,421	73 %
Tonnes milled	000 tonnes	**1,674**	1,602	4 %
Gold recovery	per cent	**76.5**	76.1	1 %
Copper recovery	per cent	**91.7**	91.4	— %
Yield – gold	g/t	**0.64**	0.55	16 %
– silver	per cent	**0.40**	0.37	8 %
– combined	eq g/t	**0.96**	0.89	8 %
Gold produced	000'oz	**33.0**	27.1	22 %
Copper produced	tonnes	**6,487**	5,660	15 %
Total equivalent gold produced	000' eq oz	**51.8**	45.6	14 %
Total equivalent gold sold	000' eq oz	**50.3**	44.9	12 %
AISC	US$/oz	**424**	194	119 %
AISC	US$/ eq oz	**1,385**	1,296	7 %
AIC	US$/oz	**606**	250	142 %
AIC	US$/ eq oz	**1,501**	1,329	13 %
Sustaining capital expenditure	US$m	**0.4**	0.5	(20)%
Non-sustaining capital expenditure	US$m	**3.1**	0.5	520 %
Total capital expenditure	US$m	**3.5**	1.0	250 %

Gold-equivalent production increased by 14% to 51,800oz in the June quarter from 45,600oz in the March quarter, mainly due to higher tonnes milled as well as higher gold and copper grades processed, in line with the mine sequence.

AIC per gold ounce sold increased by 142% to US$606/oz in the June quarter from US$250/oz in the March quarter, mainly due to higher cost of sales before amortisation and depreciation as a result of higher tonnes mined, higher royalties and increase spend on social development projects, partially offset by higher gold sales and higher by-product credits to cost.

Total capital expenditure increased by 250% to US$4m in the June quarter from US$1m in the March quarter, mainly due to an increase in construction activities related to the in-pit tailings deposition system with the commencement of the dry season.

50 Gold Fields H1 Results 2025

Salient features and cost benchmarks

				United States Dollar				South African Rand
			Peru	Chile	Ghana		South Africa	
Figures are in millions unless otherwise stated		Total Mine operations	Cerro Corona	Salares Norte Project[1]	Tarkwa	Damang	South Deep	South Deep
Operating results								
Ore milled/treated (000 tonnes)	**Jun 2025**	**10,735**	**1,674**	**296**	**3,802**	**1,173**	**824**	**824**
	Mar 2025	10,159	1,602	173	3,639	1,154	711	711
	Jun 2024	9,854	1,433	12	3,667	1,236	753	753
Yield (grams per tonne)	**Jun 2025**	**1.7**	**1.0**	**7.7**	**0.9**	**0.7**	**3.1**	**3.1**
	Mar 2025	1.7	0.9	9.0	1.1	0.7	3.2	3.2
	Jun 2024	1.5	0.8	1.3	1.0	0.9	2.4	2.4
Gold produced (000 managed equivalent ounces)	**Jun 2025**	**602.0**	**51.8**	**73.4**	**106.6**	**26.0**	**81.0**	**2,518**
	Mar 2025	568.6	45.6	50.2	126.3	25.7	72.2	2,244
	Jun 2024	471.2	36.5	0.5	115.9	37.3	58.5	1,818
Gold produced (000 attributable equivalent ounces)	**Jun 2025**	**585.6**	**51.6**	**73.4**	**95.9**	**23.4**	**78.1**	**2,428**
	Mar 2025	550.6	45.4	50.2	113.7	23.1	69.6	2,164
	Jun 2024	453.7	36.3	0.5	104.3	33.5	56.4	1,753
Gold sold (000 managed equivalent ounces)	**Jun 2025**	**558.7**	**50.3**	**72.8**	**104.6**	**26.0**	**72.1**	**2,243**
	Mar 2025	567.1	44.9	51.0	129.2	25.7	67.4	2,096
	Jun 2024	491.7	37.9	0.5	120.8	37.9	59.6	1,855
Cost of sales before amortisation and depreciation (million)	**Jun 2025**	**(602.8)**	**(48.3)**	**(38.4)**	**(156.2)**	**(43.9)**	**(90.4)**	**(1,653.4)**
	Mar 2025	(596.8)	(43.5)	(25.1)	(151.1)	(47.9)	(89.1)	(1,647.5)
	Jun 2024	(570.8)	(45.3)	(0.4)	(132.6)	(59.5)	(88.8)	(1,650.6)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Jun 2025**	**60**	**42**	**140**	**32**	**28**	**124**	**2,269**
	Mar 2025	57	34	157	37	21	132	2,447
	Jun 2024	53	40	147	33	25	119	2,214
Sustaining capital (million)	**Jun 2025**	**(255.5)**	**(0.4)**	**(79.2)**	**(62.3)**	**0.1**	**(27.3)**	**(499.7)**
	Mar 2025	(246.5)	(0.5)	(64.4)	(56.0)	2.5	(23.3)	(430.7)
	Jun 2024	(211.9)	(4.5)	(35.1)	(57.9)	(1.8)	(26.0)	(483.4)
Non-sustaining capital (million)	**Jun 2025**	**(92.8)**	**(3.1)**	**(36.9)**	**—**	**—**	**—**	**—**
	Mar 2025	(63.2)	(0.5)	(29.9)	—	—	—	—
	Jun 2024	(83.1)	(0.2)	(61.4)	—	—	—	—
Total capital expenditure (million)	**Jun 2025**	**(348.3)**	**(3.5)**	**(116.1)**	**(62.3)**	**0.1**	**(27.3)**	**(499.7)**
	Mar 2025	(309.7)	(1.0)	(94.3)	(56.0)	2.5	(23.3)	(430.7)
	Jun 2024	(295.0)	(4.7)	(96.5)	(57.9)	(1.8)	(26.0)	(483.4)
AISC costs (Dollar per ounce)	**Jun 2025**	**1,730**	**424**	**1,638**	**2,329**	**2,070**	**1,801**	**1,059,492**
	Mar 2025	1,603	194	1,761	1,797	2,069	1,737	1,032,462
	Jun 2024	1,737	546	74,677	1,897	1,787	1,924	1,149,439
Total AIC (Dollar per ounce)	**Jun 2025**	**1,937**	**606**	**2,215**	**2,329**	**2,070**	**1,801**	**1,059,492**
	Mar 2025	1,753	250	2,492	1,797	2,069	1,737	1,032,462
	Jun 2024	1,937	672	206,790	1,897	1,787	1,924	1,149,439

Average exchange rates were US\$1 = R18.29, US\$1 = R18.49 and US\$1 = R18.56 for the June 2025, March 2025 and June 2024 quarters.
The Australian/US Dollar exchange rates were A\$1 = US\$0.64, A\$1 = US\$0.63 and A\$1 = 0.66 for the June 2025, March 2025 and June 2024 quarters.
Figures may not add as they are rounded independently.

Gold Fields H1 Results 2025 51

Salient features and cost benchmarks continued

		United States Dollar				Australian Dollar			
		Australia				Australia			
Figures are in millions unless otherwise stated		Agnew	St Ives	Granny Smith	Gruyere 50%	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating results									
Ore milled/treated (000 tonnes)	**Jun 2025**	**323**	**1,160**	**364**	**1,118**	**323**	**1,160**	**364**	**1,118**
	Mar 2025	275	1,134	340	1,131	275	1,134	340	1,131
	Jun 2024	313	1,039	360	1,041	313	1,039	360	1,041
Yield (grams per tonne)	**Jun 2025**	**5.4**	**2.7**	**6.1**	**1.0**	**5.4**	**2.7**	**6.1**	**1.0**
	Mar 2025	7.4	2.3	5.7	1.0	7.4	2.3	5.7	1.0
	Jun 2024	5.7	2.1	5.5	0.9	5.7	2.1	5.5	0.9
Gold produced (000 managed equivalent ounces)	**Jun 2025**	**56.1**	**99.2**	**71.4**	**36.5**	**56.1**	**99.2**	**71.4**	**36.5**
	Mar 2025	65.5	85.2	62.3	35.6	65.5	85.2	62.3	35.6
	Jun 2024	57.0	70.1	64.2	31.3	57.0	70.1	64.2	31.3
Gold produced (000 attributable equivalent ounces)	**Jun 2025**	**56.1**	**99.2**	**71.4**	**36.5**	**56.1**	**99.2**	**71.4**	**36.5**
	Mar 2025	65.5	85.2	62.3	35.6	65.5	85.2	62.3	35.6
	Jun 2024	57.0	70.1	64.2	31.3	57.0	70.1	64.2	31.3
Gold sold (000 managed equivalent ounces)	**Jun 2025**	**50.1**	**83.5**	**61.6**	**37.7**	**50.1**	**83.5**	**61.6**	**37.7**
	Mar 2025	62.4	85.2	67.1	34.1	62.4	85.2	67.1	34.1
	Jun 2024	59.3	71.4	72.9	31.2	59.3	71.4	72.9	31.2
Cost of sales before amortisation and depreciation (million)	**Jun 2025**	**(58.1)**	**(77.2)**	**(54.4)**	**(35.8)**	**(90.7)**	**(120.1)**	**(84.8)**	**(56.0)**
	Mar 2025	(54.9)	(95.3)	(61.2)	(28.7)	(87.5)	(151.8)	(97.5)	(45.7)
	Jun 2024	(59.4)	(90.7)	(63.6)	(30.4)	(90.1)	(137.7)	(96.5)	(46.1)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Jun 2025**	**182**	**96**	**173**	**34**	**284**	**150**	**271**	**53**
	Mar 2025	224	81	175	30	357	129	280	48
	Jun 2024	166	82	152	25	251	124	230	38
Sustaining capital (million)	**Jun 2025**	**(9.4)**	**(24.0)**	**(22.1)**	**(31.0)**	**(14.6)**	**(37.3)**	**(34.2)**	**(48.5)**
	Mar 2025	(9.4)	(37.9)	(32.8)	(24.8)	(15.0)	(60.4)	(52.2)	(39.4)
	Jun 2024	(15.5)	(37.4)	(14.8)	(19.0)	(23.5)	(56.8)	(22.5)	(28.8)
Non-sustaining capital (million)	**Jun 2025**	**(17.5)**	**(34.0)**	**(1.2)**	**—**	**(27.5)**	**(53.2)**	**(1.9)**	**—**
	Mar 2025	(6.6)	(25.3)	(1.0)	—	(10.4)	(40.3)	(1.5)	—
	Jun 2024	(5.9)	(6.8)	(8.7)	—	(9.0)	(10.2)	(13.3)	—
Total capital expenditure (million)	**Jun 2025**	**(26.9)**	**(58.0)**	**(23.3)**	**(31.0)**	**(42.1)**	**(90.5)**	**(36.1)**	**(48.5)**
	Mar 2025	(16.0)	(63.2)	(33.8)	(24.8)	(25.4)	(100.7)	(53.7)	(39.4)
	Jun 2024	(21.4)	(44.2)	(23.5)	(19.0)	(32.5)	(67.0)	(35.8)	(28.8)
AISC (Dollar per ounce)	**Jun 2025**	**1,597**	**1,556**	**1,468**	**1,966**	**2,493**	**2,424**	**2,287**	**3,072**
	Mar 2025	1,194	1,697	1,541	1,781	1,901	2,703	2,455	2,837
	Jun 2024	1,390	1,913	1,188	1,774	2,110	2,903	1,802	2,691
Total AIC (Dollar per ounce)	**Jun 2025**	**2,018**	**2,063**	**1,506**	**1,937**	**3,154**	**3,217**	**2,346**	**3,027**
	Mar 2025	1,331	2,081	1,566	1,813	2,120	3,315	2,494	2,888
	Jun 2024	1,518	2,064	1,316	1,784	2,303	3,132	1,997	2,707

Average exchange rates were US$1 = R18.29, US$1 = R18.49 and US$1 = R18.56 for the June 2025, March 2025 and June 2024 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.64, A$1 = US$0.63 and A$1 = 0.66 for the June 2025, March 2025 and June 2024 quarters
Figures may not add as they are rounded independently.

52 Gold Fields H1 Results 2025

Underground and surface

Ounces with metric tonnes and grade		Total Mine operations	Peru	Chile	Ghana		South Africa	Australia			
			Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**Jun 2025**	**1,607**	**–**	**–**	**–**	**–**	**411**	**254**	**581**	**361**	**–**
	Mar 2025	1,618	–	–	–	–	417	295	560	346	–
	Jun 2024	1,555	–	–	–	–	445	315	423	373	–
– underground waste	**Jun 2025**	**700**	**–**	**–**	**–**	**–**	**81**	**246**	**247**	**125**	**–**
	Mar 2025	695	–	–	–	–	73	231	253	139	–
	Jun 2024	686	–	–	–	–	99	237	210	140	–
– surface ore	**Jun 2025**	**9,209**	**4,273**	**543**	**2,499**	**10**	**–**	**–**	**681**	**–**	**1,204**
	Mar 2025	7,787	2,750	388	3,053	–	–	–	433	–	1,163
	Jun 2024	7,293	3,167	–	3,600	–	–	–	–	–	526
– total	**Jun 2025**	**11,516**	**4,273**	**543**	**2,499**	**10**	**492**	**500**	**1,509**	**486**	**1,204**
	Mar 2025	10,100	2,750	388	3,053	–	490	526	1,246	485	1,163
	Jun 2024	9,534	3,167	–	3,600	–	544	552	633	513	526
Grade mined (grams per tonne) – underground ore	**Jun 2025**	**5.3**	**–**	**–**	**–**	**–**	**6.0**	**6.1**	**3.7**	**6.5**	**–**
	Mar 2025	5.2	–	–	–	–	6.0	6.5	3.5	5.8	–
	Jun 2024	5.2	–	–	–	–	5.5	5.5	4.2	5.9	–
– surface ore	**Jun 2025**	**1.2**	**0.7**	**5.4**	**1.1**	**0.8**	**–**	**–**	**2.1**	**–**	**1.0**
	Mar 2025	1.1	0.6	4.2	1.2	–	–	–	1.8	–	1.1
	Jun 2024	0.8	0.4	–	1.1	–	–	–	–	–	1.3
– total	**Jun 2025**	**1.8**	**0.7**	**5.4**	**1.1**	**0.8**	**5.0**	**6.1**	**2.9**	**6.5**	**1.0**
	Mar 2025	1.8	0.6	4.2	1.2	–	5.1	6.5	2.8	5.8	1.1
	Jun 2024	1.6	0.4	–	1.1	–	4.5	5.5	4.2	5.9	1.3
Gold mined (000 ounces)* – underground ore	**Jun 2025**	**274.6**	**–**	**–**	**–**	**–**	**79.7**	**50.2**	**69.6**	**75.1**	**–**
	Mar 2025	269.0	–	–	–	–	80.7	61.2	62.4	64.7	–
	Jun 2024	262.3	–	–	–	–	79.1	56.0	57.0	70.2	–
– surface ore	**Jun 2025**	**363.0**	**91.2**	**94.6**	**90.1**	**0.2**	**–**	**–**	**46.1**	**–**	**40.6**
	Mar 2025	284.7	52.9	52.3	114.7	–	–	–	25.4	–	39.4
	Jun 2024	189.3	44.5	–	122.5	–	–	–	–	–	22.4
– total	**Jun 2025**	**637.6**	**91.2**	**94.6**	**90.1**	**0.2**	**79.7**	**50.2**	**115.7**	**75.1**	**40.6**
	Mar 2025	553.7	52.9	52.3	114.7	–	80.7	61.2	87.8	64.7	39.4
	Jun 2024	451.6	44.5	–	122.5	–	79.1	56.0	57.0	70.2	22.4
Ore milled/treated (000 tonnes) – underground ore	**Jun 2025**	**1,683**	**–**	**–**	**–**	**–**	**414**	**323**	**581**	**364**	**–**
	Mar 2025	1,549	–	–	–	–	374	275	559	340	–
	Jun 2024	1,655	–	–	–	–	418	313	564	360	–
– underground waste	**Jun 2025**	**81**	**–**	**–**	**–**	**–**	**81**	**–**	**–**	**–**	**–**
	Mar 2025	46	–	–	–	–	46	–	–	–	–
	Jun 2024	53	–	–	–	–	53	–	–	–	–
– surface ore	**Jun 2025**	**8,971**	**1,674**	**296**	**3,802**	**1,173**	**329**	**–**	**579**	**–**	**1,118**
	Mar 2025	8,565	1,602	173	3,639	1,154	291	–	575	–	1,131
	Jun 2024	8,145	1,433	12	3,667	1,236	282	–	475	–	1,041
– total	**Jun 2025**	**10,735**	**1,674**	**296**	**3,802**	**1,173**	**824**	**323**	**1,160**	**364**	**1,118**
	Mar 2025	10,159	1,602	173	3,639	1,154	711	275	1,134	340	1,131
	Jun 2024	9,854	1,433	12	3,667	1,236	753	313	1,039	360	1,041
Yield (Grams per tonne) – underground ore	**Jun 2025**	**5.0**	**–**	**–**	**–**	**–**	**6.0**	**5.4**	**3.4**	**6.1**	**–**
	Mar 2025	5.1	–	–	–	–	5.9	7.4	3.1	5.7	–
	Jun 2024	4.4	–	–	–	–	4.3	5.7	3.0	5.5	–
– surface ore	**Jun 2025**	**1.1**	**1.0**	**7.7**	**0.9**	**0.7**	**0.1**	**–**	**1.9**	**–**	**1.0**
	Mar 2025	1.1	0.9	9.0	1.1	0.7	0.1	–	1.6	–	1.0
	Jun 2024	0.9	0.8	1.3	1.0	0.9	0.1	–	1.0	–	0.9
– combined	**Jun 2025**	**1.7**	**1.0**	**7.7**	**0.9**	**0.7**	**3.1**	**5.4**	**2.7**	**6.1**	**1.0**
	Mar 2025	1.7	0.9	9.0	1.1	0.7	3.2	7.4	2.3	5.7	1.0
	Jun 2024	1.5	0.8	1.3	1.0	0.9	2.4	5.7	2.1	5.5	0.9

Gold Fields H1 Results 2025 53

Ounces with metric tonnes and grade		Total Mine operations	Peru	Chile	Ghana		South Africa	Australia			
			Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere 50%
Gold produced (000 ounces)* – underground ore	**Jun 2025**	**271.2**	**–**	**–**	**–**	**–**	**79.7**	**56.1**	**64.0**	**71.4**	**–**
	Mar 2025	255.0	–	–	–	–	71.0	65.5	56.2	62.3	–
	Jun 2024	233.8	–	–	–	–	57.6	57.0	55.0	64.2	–
– surface ore	**Jun 2025**	**330.9**	**51.8**	**73.4**	**106.6**	**26.0**	**1.3**	**–**	**35.3**	**–**	**36.5**
	Mar 2025	313.6	45.6	50.2	126.3	25.7	1.2	–	29.0	–	35.6
	Jun 2024	237.4	36.5	0.5	115.9	37.3	0.9	–	15.1	–	31.3
– total	**Jun 2025**	**602.0**	**51.8**	**73.4**	**106.6**	**26.0**	**81.0**	**56.1**	**99.2**	**71.4**	**36.5**
	Mar 2025	568.6	45.6	50.2	126.3	25.7	72.2	65.5	85.2	62.3	35.6
	Jun 2024	471.2	36.5	0.5	115.9	37.3	58.5	57.0	70.1	64.2	31.3
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)	**Jun 2025**	**158**	**–**	**–**	**–**	**–**	**172**	**182**	**123**	**173**	**–**
	Mar 2025	169	–	–	–	–	198	224	117	175	–
	Jun 2024	146	–	–	–	–	168	166	112	152	–
– surface	**Jun 2025**	**40**	**42**	**140**	**32**	**28**	**52**	**–**	**69**	**–**	**34**
	Mar 2025	37	34	157	37	21	38	–	46	–	30
	Jun 2024	33	40	147	33	25	38	–	45	–	25
– total	**Jun 2025**	**60**	**42**	**140**	**32**	**28**	**124**	**182**	**96**	**173**	**34**
	Mar 2025	57	34	157	37	21	132	224	81	175	30
	Jun 2024	53	40	147	33	25	119	166	82	152	25

* *Excludes surface material at South Deep.*

54 Gold Fields H1 Results **2025**

Administration and corporate information Corporate Secretary Anré Weststrate Mobile: +27 83 635 5961 Email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 3869 0706 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Mobile: +27 67 419 5903 Email: jongisa.magagula@goldfields.com Thomas Mengel Mobile: +27 72 493 5170 Email: thomas.mengel@goldfields.com Kershnee Govender Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: investor.relations@goldfields.com Email: media@goldfields.com Transfer Secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0) 371 664 0300 Email: shareholderenquiries@cm.mpms.mufg.com Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. Email: shareholderenquiries@cm.mpms.mufg.com Website www.goldfields.com Listings JSE / NYSE YGH Suleman† (Chairperson) MJ Fraser∞ (Chief Executive Officer) AT Dall∞ (Chief Financial Officer) A Andani#† ZBM Bassa† MC Bitar@† TP Goodlace† SL McCrae^^† JF MacKenzie*† JE McGill^† MI Rawlinson*† PG Sibiya† CAT Smit† ^ Australian * British @Chilean #Ghanaian ^^Canadian †Independent Director ∞Non-independent Director Gold Fields H1 Results 2025 55

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities (including the permitting, development and operations of the Windfall Project) and other initiatives, including the proposed acquisition of Gold Road Resources Limited, anticipated benefits of acquisitions or joint ventures, ability to successfully renew, extend and/or retain mining rights, licences or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2024 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 27 March 2025 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward- looking statements have not been reviewed or reported on by the Company’s external auditors. This presentation includes certain non-International Financial Reporting Standards (IFRS) financial measures, including adjusted earnings before interest, taxes, depreciation, and amortisation (adjusted EBITDA), All-in Sustaining Cost (AISC), All-in Cost (AIC), normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow and adjusted free cash flow from operations. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this presentation has not been reviewed or reported on by Gold Fields' external auditors.